Exhibit 99.1

IMPORTANT NOTICE
On April 26, 2024, the Company filed with the SEC its 2023 Form 20-F. These Form 20-F was presented in current Argentine pesos at the end of the reporting year (December 31, 2023) in accordance with IAS 29.
The Company expects to file a Form F-3 in November 2024. According to SEC rules, the Company will incorporate by reference into the F-3 its latest unaudited consolidated condensed interim financial statements as of and for the three and nine months periods ended September 30, 2024. These unaudited consolidated condensed interim financial statements were presented in current Argentine pesos at the end of the reporting period (September 30, 2024) in accordance with IAS 29. As a result, the Company is required to recast its Audited Consolidated Financial Statements and the Item 5. Operating and Financial Review and Prospects from Form 20-F, which will also be incorporated by reference in the Form F-3, to measure them in equivalent purchasing power units as of September 30, 2024, the most recent financial period incorporated by reference in the Registration Statement, in accordance with IAS 29 (the “Recast Audited Consolidated Financial Statements”).
The National Consumer Price Index as of September 30, 2024 was 7,122.2 and the cumulative variation in prices for the nine-month period then ended was 202%.
Certain figures included in this document have been rounded for ease of presentation. Percentage figures included in this document have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this document may vary from those obtained by performing the same calculations using the figures in the Issuer’s financial statements. Certain numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them due to rounding.

Item 5.    Operating and Financial Review and Prospects
A. Operating Results
The following discussion and analysis are intended to help you understand and assess the significant changes and trends in our historical results of operations and the factors affecting our resources. You should read this section in conjunction with our audited consolidated financial statements and their related notes included elsewhere in this annual report.
A.1 Overview
In recent years, we have strengthened our position as a leading domestic private-sector financial institution, increasing our market share of loans and deposits and strengthening Banco Galicia’s, our principal subsidiary, regulatory capital reserves through the issuance of subordinated bonds and follow-on equity offerings and internal profit origination.
Despite the deterioration of the Argentine economy, high levels of inflation and the devaluation of the Peso, in 2022 we were able to maintain our asset quality and adequately cover credit risks and maintain solvency, liquidity and profitability metrics at what we believe are reasonable levels.
In addition, uncertainty and volatility in the Argentine economy may increase as a series of challenges arise from the path towards the normalization of global economic activity after 3 years of the pandemic, the continuing increases in inflation levels in many developed countries and the changes in monetary policies expected to be put in place, and their impact on international prices, interest rates and level of economic activity.
Further, the war between Russia and Ukraine adds economic uncertainty, including its impact on global trade and commodity prices, which could also have an impact on the Argentine economy and on Grupo Financiero Galicia’s business.

Exhibit 99.1
In Argentina, in addition to the above listed conditions -e.g. high inflation, fiscal deficit and its financing, low level of economic growth, poverty-, we have to add political difficulties that arose in a year in which there are presidential elections, both in the ruling coalition and in opposition parties, which makes it even more difficult to achieve the necessary consensus to resolve urgent problems, such as a fiscal primary deficit reduction, limitations to monetary financing, tariff adjustments, the accumulation of international foreign reserves, and controlling the increase of public debt.
Considering all the above, fiscal year 2024 is expected to be a challenging year, but we are confident that we will be able to sustain adequate levels of liquidity, solvency and profitability, with a healthy asset quality.
A.2 The Argentine Economy
International markets are currently focusing on the consequences of the contractionary monetary policies adopted by major central banks around the world, as has been the focus since 2023. The rise in interest rates managed to push inflation back from its peak levels reached in 2022, and the concern now lies on when will inflation rates return to the monetary authorities' targets and the effect this could have on global growth. Added to this scenario is the geopolitical conflict that continues to escalate in the Middle East, which could put pressure on oil prices.

Within this context, the Federal Reserve kept its reference rate unchanged in the last meetings, remaining in the range of 5.25% - 5.5% since July 2023 (highest level since 2007). The European Central Bank marked the same path by leaving its reference rate at 4.5% since October 2023.

These measures succeeded in continuing the disinflationary trend that began in 2022, notwithstanding recent fluctuations observed in the preceding months. Specifically, the latest year-on-year figure for the United States was 3.5%, down from 5% a month earlier. On the other hand, the Eurozone showed a greater drop with the latest figure standing at 2.4% from the 6.9% it had recorded in March 2023. It is worth noting the importance of the fall in oil prices on the disinflationary dynamics during 2023. Crude oil had a lower global energy demand, especially during the last quarter of that year, which led its price to fall by 15.2% during this period. However, with the Middle East conflict on the rise, crude oil prices rebounded again, advancing by almost 20.1% in the first three months of 2024.

In this scenario, it becomes evident that while inflation metrics may approximate central banks' objectives, significant progress remains necessary, particularly within the services sector. In the United States, real wages were positive during the months prior to this form as a result of a labor market that remains solid. This favored consumption and led the country's growth to end up exceeding estimates, with the latest annualized GDP figure reaching 3.4%.

As a consequence of the latter, investors began to expect central banks to cut interest rates earlier than expected, which in turn, increased optimism and favored the markets, continuing the rally of the last half of 2023 during the first months of 2024. Specifically, the S&P and Nasdaq indices are up 8.3% and 7% year-to-date, respectively, both reaching new records and thus surpassing the previous highs recorded in November 2021. In the Eurozone, the Stoxx 600 advanced 5.6%, while China's Shanghai Composite, on the other hand, recorded a more moderate rise of 0.5%. Regarding fixed income, US Treasury bond yields showed greater aversion, advancing by almost 66 bps so far this year. Among other relevant variables, the DXY dollar index advanced 3.8% to 105.1%.

By the end of the first quarter of 2024, expectations of interest rate cuts were changing. While at the beginning of the year the first cut was projected to occur during the Federal Reserve Board March meeting, the outlook shifted and he first rates cut is now expected to occur in September 2024.

The main focus of this new year will be on the effects that high interest rates may have on market activities, given that regions such as China or Europe are already showing contractions in the services and industry segments. Given this scenario, investors expect central banks to ease their monetary policies during 2024. Despite this view, this rate adjustment will depend not only on factors endogenous to the economy, such as financial conditions and inflation, but also on exogenous factors, such as escalations in geopolitical conflicts.

Exhibit 99.1

At a local level, the economy began to show a decline in activity, after the recovery process observed during 2021-2022 as a consequence of the end of the pandemic. After growing 5.0% in 2022, the economy contracted around 1.6% in 2023. In particular, the drought that affected the 2022/23 season had a negative impact on the production of the agricultural sector. Conversely, there was a fall in the manufacturing industry but an increase in mining, oil and gas which expanded during 2023.

The unemployment rate decreased during the fourth quarter of 2023 (latest data available), reaching 5.7% of the economically active population. This figure compares with an unemployment rate of 6.3% in the same quarter of 2022 and with an unemployment rate of 7.0% for the same quarter of 2021. The activity and employment rates were at 48.6% and 45.8%, respectively. Urban poverty amounted to 41.7% of the population during the second half of 2023, and indigence reached 11.9%. Compared to the values for the same period in 2022, poverty and indigence increased from 39.2% and 8.1%, respectively. The monetary base ended 2023 with a balance of Ps.9,607,992 million, a year-over-year increase of 84.6%. The increase of the monetary base was mainly explained by the interest paid on the overnight repos and Liquidity Notes (LELIQ), and other factors such as the intervention of the BCRA in the secondary sovereign debt market in pesos and the net purchase of foreign currency to the private sector.

For instance, the monetary authority issued Ps.1,298,000 million in temporary advances during 2023, while the profit transfers amounted to Ps.400,000 million. Additionally, the BCRA issued Ps.16,327,458 million in interest corresponding to interest-bearing liabilities. These factors were combined with the expansion of pesos resulting from the purchase of foreign currency from the private sector (Ps.2,446,311 million), while the sales of dollars corresponding to the public sector generated a contraction of the monetary base (Ps.1,984,942 million).

However, the monetary base expansion was partially neutralized via the placement of overnight repos (Ps.22,119,002 million), while LELIQs generated an expansion of Ps.6,134,847 million. It is worth noting that during the last weeks of 2023, LELIQs stopped being used as an instrument for neutralizing peso issuance. The liquidity of the financial system that had been placed in LELIQ during the year was channeled through overnight repos with the BCRA, following changes by the monetary entity in the interest rate and in its monetary policy instrument. Finally, the other factor not included above also involved an issuance of pesos for Ps.5,161,275 million.

So far in 2024, the monetary base has expanded by Ps.1,996,685 million (data as of April, 3), driven by the accrual of interest on interest-bearing liabilities (Ps.7,262,226 million), the net purchase of foreign currency (Ps.5,685,824 million), the elimination of LELIQ ($1,486,737 million) and the Other factor ($498,901 million). The latter includes the absorption of pesos through the placement of BOPREAL (as defined below), the expansion through the purchase of BCRA securities in the secondary market and the execution of put options by financial institutions. On the other hand, Ps.8,217,380 million were absorbed via repos and Ps.4,720,624 million through Treasury operations, including the sale of government-issued securities, which the Treasury has been repurchasing from the BCRA.

In the meantime, the M2 measure of money supply (comprised by the currency held by the public and private sector's checking and savings accounts) registered an expansion of 169.9% at the end of December compared to the end of 2022. At March 2024, the increase in private M2 was 157.8% year-over-year.

Regarding domestic interest rates, the 28-day LELIQ rate was increased to 133% annually, with an increase of 58 percentage points (p.p.) during 2023. However, with the new administration, on December 18, 2023 the BCRA established that overnight repos would be the new monetary policy instrument, and at the same time it was announced that no more LELIQ would be put out to tender.

Additionally, the BCRA reduced the reference interest rate from 133% to 100%. The year closed with an increase of 25 p.p. with respect to the end of 2022, when the rate was 75%. As of 11 April 2024, it currently stands at 70%. The

Exhibit 99.1
BADLAR rate of private banks went from around 69.4% at the end of 2022 to 109.75% in December 2023. In addition, the BADLAR ended March 2024 at 70.88%.

The inflation rate closed 2023 at 211.4%, an increase of 116.6 p.p. regarding inflation in 2022 (+94.8%). Inflation showed a growing dynamic throughout 2023. The year had begun with average monthly rates of 6.8%, while fourth quarter inflation was 8.3% in October, 12.8% in November and 25.5% in December. The acceleration in December was partially driven by the rise in the exchange rate and the price correction of some of the goods and services that were accumulating delays. The first measurement of the year showed a variation of 20.6%, so the year-on-year rate amount rose to 254.2% in January, and slowed down in February to 13.2%, while the year-on-year rate climbed to 276.2%.

The exchange rate showed a daily variation or crawling peg for most of the last year. However, it verified discrete jumps on two occasions. The first took place on August 14th, 2023, the day on which the peso increased to Ps./US$ 350 from Ps./US$ 286.2, value it had closed the previous week. The second jump occurred on December 13th, 2023, when the exchange rate went from Ps./US$ 366.5 to Ps./US$ 800.0, implying an increase of 118.3%. In the following weeks, the exchange rate maintained a daily variation rate equivalent to 2.0% monthly. The exchange rate closed 2023 at Ps./US$ 808.5, an increase of 356.4% compared to the end of 2022. The crawling speed remained at the level of 2.0% per month during the first quarter of 2024 and remains at the same rate at the time of writing this report.

At the fiscal level, during 2023 tax resources grew 113.2% compared to the 78.8% year-on-year expansion in 2022. Primary spending expanded 123.0% in 2023, above the 70.5% of the previous year. However, the evolution of both variables was below the average inflation for the year (+133.5%), observing real falls of 7.0% and 4.9%. Thus, the national public sector registered a primary deficit of Ps.5,483,305 million, equivalent to -2.9% of GDP, which implies a deterioration compared to the primary result of 2022, which was -2.4%.

The financial deficit in 2023 amounted Ps.8,737,137 million (-4.6% of GDP), with interests that totaled Ps.3,253,832 million. This result implied a significant increase compared to 2022, representing 3.3% of GDP.

Additionally, the fiscal result for January and February 2024 was published, which presented an accumulated primary surplus of Ps.3,243,270 million and a financial surplus of Ps.856,520 million. Primary spending fell 38.0% year-over-year in real terms, while income dropped 2.5%.

In connection with regulatory matters, in December 2023 the new administration of President Milei eliminated the Import System of the Argentine Republic (SIRA), replacing it with a statistical and information system that does not require prior approval of licenses. In turn, the importers' debt was recorded in the commercial debt register, totaling US$42,600 million according to official sources. The BCRA launched a dollar title whose objective is to provide predictability regarding payments associated with the stock of commercial debt of importers accumulated until December 12, 2023 called Bond for the Reconstruction of a Free Argentina (BOPREAL).

In relation to the external sector, in 2023 the country's current account of the exchange balance published by the BCRA (cash basis) recorded a deficit of US$3,581 million, less than the surplus of US$4,779 million registered in 2022. In connection to GDP, the current account deficit was around -0.6%, showing a deterioration of 1.4 p.p. compared to the result of 0.8% in 2022.

The deterioration of the country's current account in 2023 was due to a lower trade balance of goods (US$ 12,486 million in 2023 versus US$ 21,817 million in 2022) and an increase in the net interest payment (US$ 9,534 million in 2023 ), which offset the reduction in net expenses for services (US$6,195 million in 2023 versus US$10,106 million in 2022). Additionally, the trade balance showed a 31.9% drop in export collections, which totaled US$61,663 million. Import payments fell 28.4%, totaling US$49,178 million in 2023. On the other hand, expenses for services fell by 22.7%, accumulating US$13,737 million.

Exhibit 99.1
Simultaneously, the capital and financial account of the exchange balance recorded a net outflow of foreign currency of US$18,092 million in 2023, a figure that is compared to a net income of US$2,138 million in 2022. By the end of 2023, the BCRA's International Reserves amounted to US$23,073 million, US$21,525 million lower than a year earlier.

On Wednesday, January 10, the International Monetary Fund announced that its technical team had completed the seventh review of the Extended Fund Facility Agreement. On January 31, the IMF's Directors Board approved this review, after which a disbursement of approximately US$ 4,700 million (SDR 3,500 million) was made. Part of that disbursement was used to cover the capital payment of approximately US$ 1,900 million to the IMF.

With the publication of the seventh review, the non-compliance with the goals of primary fiscal deficit, monetary financing to the Treasury, accumulation of Net International Reserves (NIR) and domestic arrears for 2023 was confirmed. Additionally, a NIR accumulation goal was set for 2024 at US$ 10,000 million, while another one was established for the primary fiscal surplus at 2% of GDP. Accordingly, the monetary financing criterion was modified and set at Ps.0 for the year.

A.3 The Argentine Financial System
According to the latest information published by the BCRA, the aggregate amount of loans made by the financial system to the private sector totaled Ps.18,718,816 million in December 2023, which represented an increase of 148.7% as compared to the same month in 2022. Since 2018, the year-on-year growth of private loans has been systematically lower than inflation.

Consumer loans, consisting of loans granted through credit cards and personal loans, increased 127.8% as compared to December 31, 2022, totaling Ps.8,116,780 million as of December 31, 2023. On the other hand, commercial loans, consisting of checking account overdrafts and drafts/bills (single and purchased/discounted loans) finally totaled Ps.6,273,313 million, registering an increase of 151.1% year-on-year.

The total deposits in the financial system amounted to Ps.60,731,072 million as of the end of December 2023, which represented an increase of 168.7% as compared to December 31, 2022. Deposits from the non-financial private sector increased 171.1% annually, amounting to Ps.51,287,684 million, while public sector deposits totaled Ps.9,443,388 million, increasing by 156.2% year-on-year. Within private sector deposits, transaction deposits ended at Ps.24,640,932 million, increasing 213.7% year-on-year, and time deposits ended at Ps.13,475,024 million, increasing 69.1% year-on-year.
In December 2023, the average interest rate for 30-35-day term deposits in Argentine pesos from private banks (over Ps.1 million) was 122.0%, a 5,197 bps increase when compared to December 2022. Regarding active rates, the one corresponding to current account overdrafts was 112.1% (+3.879, bps year-on-year).
With data as of December 2023, financial institutions increased their liquidity levels (in relation to total deposits) compared to the same month of the previous year, a ratio that amounted to 70.6%, +5,0. p.p. (considering repurchase transactions and instruments of the BCRA).
In terms of solvency, the equity of the financial system showed an interannual increase of Ps.16,568,904 million, finally totaling Ps.22,390,109 million, which implies an 285% increase. The profitability of the system accumulating 12 months as of December 2023 (Comprehensive Income adjusted by inflation) was equivalent to 5.4% of assets, while the return on Shareholders’ Equity was 27.6%.
The nonperforming portfolio of loans to the non-financial private sector amounted to 3.65% in December 2023, higher than the 3.14% of the previous year.

Exhibit 99.1
As for the composition of the financial system, as of December 31, 2023, there were 77 financial institutions: 63 banks, of which 50 were private (35 of domestic capital and 15 foreigners) and 13 were public, and 14 non-banking financial institutions.
With data as of September 2023, the latest information available, the financial system employed 97,908 people, which represented a 0.4% drop since December, 2022.
A.4 The Argentine Insurance Industry
During 2023, the Argentine insurance industry had a production that amounted to Ps.7,664,583 million, 1.3% higher than the level recorded the previous year. Of the total insurance production, 86% corresponded to property insurance, 13% to life and personal insurance, and 1% to retirement insurance.

Within the 86% corresponding to property insurance, the automobile insurance segment continued to be the most significant segment, representing 47%, followed by the work accidents segment, representing 26%. Within the life insurance segment, the group life insurance segment was the most significant, representing 54%, followed by individual life insurance, with 26%, and personal accident insurance, with 14%.
A.5 Inflation
Historically, inflation in Argentina has played a significant role in influencing, often negatively, the economic conditions and, in turn, the operations and financial results of companies operating in Argentina, such as Grupo Financiero Galicia.
The chart below presents a comparison of inflation rates published by INDEC, measured by the Whole Price Index and the CPI, for the fiscal years 2023, 2022, 2021, 2020 and 2019.
In addition, the chart below presents the evolution of the CER and UVA indexes, published by the BCRA and used to adjust the principal of certain of our assets and liabilities for the specified periods.

		For the Year Ended December 31,
	2023	2022	2021	2020	2019
		(in percentages)
Price Indices (1)
WPI	276.35	94.78	51.34	35.38	58.49
CPI	211.41	94.79	50.94	36.14	53.83
Adjustment Indices (2)
CER	184.93	73.50	38.64	25.49	18.70
UVA(2)	463.40	185.32	97.51	64.32	47.16
____________________
(1)Data for December of each year as compared to December of the immediately preceding year.
(2)Unidad de Valor Adquisitivo (Acquisition Value Unit).
In 2023, the CPI published by INDEC reflected a 211.41% increase while the CER and UVA indexes remained at 184.93 and 463.40 by year-end, respectively.

A.6 Currency Composition of Our Balance Sheet

Exhibit 99.1
The following table sets forth our assets and liabilities denominated in foreign currency, in Pesos and adjustable by the CER/UVA, as of the dates indicated.

	As of December 31,
	2023	2022	2021
	(In millions of Pesos, as of September, 2024)
Assets
In Pesos, Unadjusted	11,750,911	17,123,174	16,848,347
In Pesos, Adjusted by the CER/UVA	2,868,999	422,294	484,091
In Foreign Currency (1)	5,973,716	3,596,696	3,186,533
Total Assets	20,593,626	21,142,164	20,518,970
Liabilities and Shareholders’ Equity
In Pesos, Unadjusted, Including Shareholders’ Equity	14,491,813	17,269,387	17,108,189
In Pesos, Adjusted by the CER/UVA	128,097	276,081	224,249
In Foreign Currency (1)	5,973,716	3,596,696	3,186,533
Total Liabilities and Shareholders’ Equity	20,593,626	21,142,164	20,518,970
____________________
(1)As of December 31, 2023, Banco Galicia had a net assets foreign currency position of Ps.1,160,058 million (US$711.8 million) after adjusting its on-balance sheet net assets position of Ps.1,048,414 million (US$643.3 million) by net forward purchases of foreign currency without delivery of the underlying liability, for Ps.111,644 million (US$68.5 million), recorded off-balance sheet.

Funding of Banco Galicia’s long position in CER/UVA-adjusted assets through Peso-denominated liabilities bearing a market interest rate (and no principal adjustment linked to inflation) exposes Banco Galicia to differential fluctuations in the inflation rate and in market interest rates, with a significant increase in market interest rates vis-à-vis the inflation rate (which is reflected in the CER/UVA variation), which in turn has a negative impact on our gross brokerage margin.

Two other currencies have been defined apart from the Argentine Peso: assets and liabilities adjusted by CER/UVA and foreign currency. Banco Galicia’s policy in effect establishes limits in terms of maximum “net asset positions” (assets denominated in a currency which are higher than the liabilities denominated in such currency) and “net liability positions” (assets denominated in a currency which are lower than the liabilities denominated in such currency) for mismatches in foreign currency, as a proportion of Banco Galicia’s RPC, on a consolidated basis. An adequate balance between assets and liabilities denominated in foreign currency characterizes the management strategy for this risk factor, seeking to achieve full coverage of long-term asset-liability mismatches and allowing a short-term mismatch management margin that contributes to the possibility of improving certain market situations. Short- and long-term goals are attained by appropriately managing assets and liabilities and by using the financial products available in our market, particularly “dollar futures” both in institutionalized markets (MAE and Mercado a Término de Rosario (ROFEX)) and in forward transactions performed with customers. Transactions in foreign currency futures (specifically, dollar futures) are subject to limits that take into consideration the particular characteristics of each trading environment.
A.7 Results of Operations for the Fiscal Years Ended December 31, 2023, December 31, 2022 and December 31, 2021.
We discuss below our results of operations for the fiscal year ended December 31, 2023, as compared with our results of operations for the fiscal year ended December 31, 2022, and our results of operations for the fiscal year ended December 31, 2022 as compared with our results of operations for the fiscal year ended December 31, 2021.

Exhibit 99.1
i) Consolidated Income Statement

	For the Year Ended December 31,			Change (%)
	2023	2022	2021	2023/2022	2022/2021
	(in millions of Pesos as of September, 2024, otherwise noted)
Consolidated Income Statement
Net Income from Interest	3,482,685	957,404	1,336,237	264	(28)
Interest Income	9,583,749	4,500,239	3,548,173	113	27
Interest Expenses	(6,101,063)	(3,542,835)	(2,211,936)	72	60
Net Fee Income	950,315	850,826	831,520	12	2
Fee Income	1,102,123	1,020,064	985,777	8	3
Fee Related Expenses	(151,808)	(169,239)	(154,257)	(10)	10
Net Income from Financial Instruments	552,126	2,122,456	1,169,109	(74)	82
Income from Derecognition of Assets Measured at Amortized Cost	84,880	3,750	202	2,164	1,742
Exchange Rate Differences on Foreign Currency	1,234,831	126,323	54,961	878	130
Other Operating Income	769,557	463,200	313,329	66	48
Insurance Business Result (1)	73,261	80,784	89,875	(9)	(10)
Impairment Charge	(384,380)	(329,170)	(268,407)	17	23
Net Operating Income	6,763,274	4,275,572	3,526,825	58	21
Personnel expenses	(708,476)	(608,225)	(567,917)	16	7
Administrative Expenses	(595,116)	(563,203)	(550,194)	6	2
Depreciation Expenses	(169,890)	(174,996)	(177,274)	(3)	(1)
Other Operating Expenses	(1,140,074)	(798,864)	(676,876)	43	18
Loss on Net Monetary Position	(3,061,020)	(1,716,090)	(972,143)	78	77
Operating Income	1,088,699	414,194	582,422	163	(29)
Share of Profit from Associates and Joint Ventures	5,906	(2,770)	(1,579)	(313)	75
Income Tax from Continuing Operations	(414,935)	(106,518)	(200,623)	290	(47)
Net Income (Loss) for the Year	679,670	304,906	380,220	123	(20)
Net Income (Loss) for the Year Attributable to Parent Company’s Owner	679,675	304,906	380,220	123	(20)
Net Income (Loss) for the Year Attributable to Non-controlling Interests	(5)	—	—
Other Comprehensive Income (Loss)	3,110	(6,030)	1,017	(152)	(692)
Total Comprehensive Income (Loss)	682,779	298,877	381,237	128	(22)
Total Comprehensive Income (Loss) Attributable to Parent Company’s Owners	682,785	298,877	381,237	128	(22)
Total Comprehensive Income (Loss) Loss Attributable to Non-controlling Interests	(5)	—	—	—	—
Ratios (%)				Change (pbs)
Return on Assets	3.30	1.44	1.85	186	(41)
Return on Shareholders’ Equity	16.71	7.98	10.21	874	(223)
				Change (%)
Basic Earnings per Share (in Pesos)	460.80	206.72	257.78	123	(20)
(1) Comparative data for the year ended December 31, 2021 are prepared on an IFRS 4 basis.
Fiscal Year 2023 compared to Fiscal Year 2022
Net income for the fiscal year ended December 31, 2023 was equal to Ps.679,670 million, as compared to net income equal to Ps.304,906 million for the fiscal year ended December 31, 2022, a Ps.374,764 million or 123% increase.

Exhibit 99.1
This result was mainly due to net income from: (i) banking activities (Banco Galicia) for Ps.565,292 million, (ii) Naranja X for Ps.27,670 million and (iii) insurance services (Sudamericana Holding) for Ps.22,931 million.
Net earnings per share for the fiscal year ended December 31, 2023, was equal to a Ps.460.80 per share, as compared to a Ps.206.72 per share for the fiscal year ended December 31, 2022.
The return on assets and the return on shareholders’ equity for the fiscal year ended December 31, 2023, was equal to 3.30% and 16.71%, respectively, as compared to 1.44% and 7.98%, respectively, for the fiscal year ended December 31, 2022.
The increase in net income for the year ended December 31, 2023 was primarily attributable to a higher net operating income, increasing from Ps.4,275,572 million for the year ended December 31, 2022 to Ps.6,763,274 million for the year ended December 31, 2023 (a 58% increase as compared to December 31, 2022) due to a higher net income from interest increasing from Ps.957,404 million in 2022 to Ps.3,482,685 million in 2023,, offset by higher loss on net monetary position.
Fiscal Year 2022 compared to Fiscal Year 2021
Net income for the fiscal year ended December 31, 2022 was equal to Ps.304,906 million, as compared to net income equal to Ps.380,220 million for the fiscal year ended December 31, 2021, a Ps.75,314 million or 20% decrease. This result was mainly due to net income from: (i) banking activities (Banco Galicia) for Ps.257,985 million, (ii) Naranja X for Ps.12,690 million and (iii) insurance services (Sudamericana Holding) for Ps.15,168.
million.
Net earnings per share for the fiscal year ended December 31, 2022, was equal to a Ps.206.72 per share, as compared to a Ps.257.78 per share for the fiscal year ended December 31, 2021.
The return on assets and the return on shareholders’ equity for the fiscal year ended December 31, 2022, was equal to 1.44% and 7.98%, respectively, as compared to 1.85% and 10.21%, respectively, for the fiscal year ended December 31, 2021.
The decrease in net income for the year ended December 31, 2022 was primarily attributable to a higher loss on net monetary position, increasing from Ps.972,143 million for the year ended December 31, 2021 to Ps.1,716,090 million for the year ended December 31, 2022 (a 77% increase as compared to December 31, 2021), as a consequence of high levels of inflation.
The net operating income for the year ended December 31,2022 was equal to Ps.4,275,572 million, 21% higher than Ps.3,526,825 million of December 31, 2021, as a consequence of higher net income from financial instruments, increasing from Ps.1,169,109 million in 2021 to Ps.2,122,456 million in 2022.

Exhibit 99.1
ii) Interest-Earning Assets
The following table shows our yields on interest-earning assets:

	As of December 31,
	2023		2022		2021
	Average Balance	Average Yield / Rate	Average Balance	Average Yield / Rate	Average Balance	Average Yield / Rate
	(in millions of Pesos as of September, 2024, except rates)
Interest-Earning Assets
Debt Securities at fair value through profit or loss
Government Securities	3,535,566	2.34	3,273,523	60.60	2,983,503	36.90
Others Debt Securities	68,306	164.22	27,998	122.49	24,871	196.64
Total Debt Securities at fair value through profit or loss	3,603,872	5.41	3,301,521	61.13	3,008,374	38.22
Repurchase Transactions	1,082,512	89.31	561,645	48.12	1,821,312	36.17
Loans and Other Financing
Loans	6,648,107	49.76	7,434,025	43.50	8,035,258	33.29
Financial Leases	19,434	67.24	14,030	34.32	22,267	15.59
Other Loans and Other Financing	12,752	13.03	12,504	6.88	33,797	2.24
Total Loans and Other Financing	6,680,294	49.74	7,460,559	43.42	8,091,322	33.11
Other Interest-Earning Assets	1,176,430	387.72	1,478,330	80.85	587,185	39.81
Total Interest-Earning Assets	12,543,108	72.12	12,802,055	52.52	13,508,193	34.95
Spread and Net Yield
Interest Spread, Nominal Basis (1)		13.80		15.25		13.54
Cost of Funds Supporting Interest-Earning Assets		43.73		26.52		16.34
Net Yield on Interest-Earning Assets (2)		28.39		26.00		18.61
(1)Reflects the difference between the average nominal interest rate on interest-earning assets and the average nominal interest rate on interest-bearing liabilities. Interest rates include the CER/UVA adjustment.
(2)Net interest earned divided by average interest-earning assets. Interest rates include the CER/UVA adjustment.
Fiscal Year 2023 compared to Fiscal Year 2022
The average balance of interest-earning asset decreased Ps.258,947 million, from Ps.12,802,055 million for the fiscal year ended December 31, 2022, to Ps. 12,543,108 million for the fiscal year ended December 31, 2023, representing a minimal decrease of 2% as compared to 2022. Of this decrease, Ps.785,918 million were due to a increase in the average size of loans, offset by an increase for Ps.520,867 in the volume of repurchase transactions. The average yield on interest-earning assets was 72.12% in 2023, as compared to 52.52% in 2022, a 1,960 bps increase, mainly attributable to an increase in the average interest rate earned on other interest-earnings assets (increasing 30,688 bps as compared to 2022).
Fiscal Year 2022 compared to Fiscal Year 2021
The average balance of interest-earning asset decreased Ps.706,138 million, from Ps.13,508,193 million for the fiscal year ended December 31, 2021, to Ps. 12,802,055 million for the fiscal year ended December 31, 2022, representing a minimal increase of 5% as compared to 2021. Of this decrease, Ps.1,259,667 million were due to a decrease in the average size of repurchase transactions, offset by an increase for Ps.891,145 in other interest-earning assets. The average yield on interest-earning assets was 52.52% in 2022, as compared to 34.95% in 2021, a 1,757 bps increase, mainly attributable to an increase in the average interest rate earned on other interest-earnings assets (increasing 4,104 bps as compared to 2021).

Exhibit 99.1
iii) Interest-Bearing Liabilities
The following table shows our yields on cost of funds:

	As of December 31,
	2023		2022		2021
	Average Balance	Average Yield / Rate	Average Balance	Average Yield / Rate	Average Balance	Average Yield / Rate
	(in millions of Pesos as of September, 2024, except rates)
Interest-Bearing Liabilities
Deposits
Savings Accounts	3,811,456	33.66	3,716,651	16.72	4,389,100	10.10
Time Deposits	4,748,574	84.60	4,636,206	54.69	4,936,387	31.51
Total Interest-Bearing Deposits	8,560,030	61.92	8,352,857	37.80	9,325,487	21.43
Financing Received from the Argentine Central Bank and Other Financial Institutions	70,711	17.04	80,237	10.45	251,466	16.42
Debt Securities and Subordinated Debt Securities	549,623	5.39	647,022	34.00	694,912	23.71
Other Interest-Bearing Liabilities	224,136	63.58	30,207	32.29	39,925	7.81
Total Interest-Bearing Liabilities	9,404,499	58.32	9,110,324	37.27	10,311,790	21.41
Fiscal Year 2023 compared to Fiscal Year 2022
The average balance of interest-bearing liabilities for the fiscal year ended December 31, 2023, were equal to Ps.9,404,499 million, as compared to Ps.9,110,324 million for the fiscal year ended December 31, 2022, a minimal increase of 3% as compared to 2022. Such increase was primarily attributable to a Ps.207,173 million increase in the average balance of deposits, which increased to Ps.8,560,030 as of the fiscal year ended December 31, 2023 from Ps.8,352,857million as of the fiscal year ended December 31, 2022 and a Ps.193,929 million increase in the average balance of other interest-bearing liabilities, which increased to Ps.224,136 million as of the fiscal year ended December 31, 2023 from Ps.30,207 million as of the fiscal year ended December 31, 2022. The average yield on interest-bearing liabilities was 58.32% in 2023, as compared to 37.27% in 2022, a 2,105 bps increase, mainly attributable to an increase in the average interest rate on other interest-bearing liabilities (increasing 3,128 bps as compared to 2022).
Fiscal Year 2022 compared to Fiscal Year 2021
The average balance of interest-bearing liabilities for the fiscal year ended December 31, 2022, were equal to Ps.9,110,324 million, as compared to Ps.10,311,790 million for the fiscal year ended December 31, 2021, a decrease of 12% as compared to 2021. Such decrease was primarily attributable to a Ps.972,630 million decrease in the average balance of deposits, which decreased to Ps.8,352,857 as of the fiscal year ended December 31, 2022 from Ps.9,325,487 million as of the fiscal year ended December 31, 2021. The average yield on interest-bearing liabilities was 37.27% in 2022, as compared to 21.41% in 2021, a 1,586 bps increase, mainly attributable to an increase in the average interest rate earned on other interest-bearing liabilities (increasing 2,448 bps as compared to 2021).

Exhibit 99.1
iv) Interest Income
Consolidated interest income was composed of the following:

	For the Year Ended December 31,			Change (%)
	2023	2022	2021	2023/2022	2022/2021
	(in millions of Pesos as of September, 2024, except percentages)
Cash and due from banks	520	29	5	1,620	650
Corporate debt securities	(8,036)	8,440	5,139	(195)	64
Government debt securities	4,429,700	1,046,750	213,838	323	390
On Loans and Other Financing Activities	4,070,431	3,163,419	2,670,221	29	18
Financial Sector	33,216	24,964	27,756	33	(10)
Non-financial Private Sector	4,037,215	3,138,455	2,642,465	29	19
Advances	313,017	256,776	155,521	22	65
Mortgage loans	326,385	271,520	243,954	20	11
Pledge loans	58,277	58,283	55,002	–	6
Personal Loans	400,449	310,891	302,475	29	3
Credit Card Loans	1,390,759	1,084,338	960,482	28	13
Financial Leases	12,770	4,274	3,470	199	23
Notes	1,415,006	972,833	763,874	45	27
Pre-financing and export financing	4,364	10,024	30,740	(56)	(67)
Others	116,188	169,517	126,948	(31)	34
On Repurchase Transactions	1,091,134	281,600	658,971	287	(57)
Total Income from Interest	9,583,749	4,500,239	3,548,173	113	27
Fiscal Year 2023 compared to Fiscal Year 2022
Interest income for the fiscal year ended December 31, 2023, was equal to Ps.9,583,749 million, as compared to Ps.4,500,239 million for the fiscal year ended December 31, 2022, a 113% increase. Such increase was the result of a Ps.3,382,950 million or 323% increase in government securities and a Ps.907,012 million or 29% increase in loans and other financing.
The increase of Ps.3,382,950 million in the interest earned from government debt securities was due mostly to the interest accrued on the portfolio of the instruments issued by the Argentine Central Bank (Leliq) acquired from January 1, 2023.
The increase of Ps.907,012 million in the interest earned from loans and other financing was due to an increase in the volume of notes loans.
The average amount of loans granted for the fiscal year ended December 31, 2023 was equal to Ps.6,648,107 million, a 11% decrease as compared to the Ps.7,434,025 million for the fiscal year ended December 31, 2022. The average interest rate on total loans was 49.76% for the fiscal year ended December 31, 2023, as compared to 43.50% for the fiscal year ended December 31, 2022, representing a 625 bps increase year-over-year.
The increase in interest earnings from loans and other financing in 2023 was primarily a consequence of a Ps.442,173 million increase in notes, Ps.306,421 million increase in credit cards loans and a Ps.56,241 million increase in advances.
Interest income from banking activity amounted to Ps.8,431,464 million in 2023, a 128% increase as compared to the Ps.3,695,200 million recorded in the fiscal year ended December 31, 2022.

Exhibit 99.1
According to BCRA information, as of December 31, 2023, Banco Galicia’s estimated market share of loans to the private sector was 10.90%, as compared to 11.78% as of December 31, 2022.
Interest income related to Naranja X amounted to Ps.1,244,879 million for the year ended December 31, 2023, a 55% increase as compared to the Ps.802,971 million recorded for the fiscal year ended December 31, 2022.
Interest income related to insurance activity amounted to Ps.16,330 million for the year ended December 31, 2023, a 73% decrease as compared to the Ps.60,150 million recorded for the fiscal year ended December 31, 2022.
Fiscal Year 2022 compared to Fiscal Year 2021
Interest income for the fiscal year ended December 31, 2022, was equal to Ps.4,500,239 million, as compared to Ps.3,548,173 million for the fiscal year ended December 31, 2021, a 27% increase. Such increase was the result of a Ps.832,912 million or 390% increase in government securities measured at amortized cost (LECER) and a Ps.493,198 million or 18% increase in loans and other financing.
The increase of Ps.832,912 million in the interest earned from government debt securities was due to higher volume and rate yields, as compared to the previous year.
The increase of Ps.493,198 million in the interest earned from loans and other financing was due to an increase in the volume of notes loans.
The average amount of loans granted for the fiscal year ended December 31, 2022 was equal to Ps.7,434,025 million, a 7% decrease as compared to the Ps.8,035,258 million for the fiscal year ended December 31, 2021. The average interest rate on total loans was 43.50% for the fiscal year ended December 31, 2022, as compared to 33.29% for the fiscal year ended December 31, 2021, representing a 1,021 bps increase year-over-year.
The increase in interest earnings from loans and other financing in 2022 was primarily a consequence of a Ps.208,959 million increase in notes, Ps.123,855 million increase in credit cards loans and a Ps.101,255 million increase in advances.
Interest income from banking activity amounted to Ps.3,695,200 million in 2022, a 27% increase as compared to the Ps.2,909,988 million recorded in the fiscal year ended December 31, 2021.
According to BCRA information, as of December 31, 2022, Banco Galicia’s estimated market share of loans to the private sector was 11.78%, as compared to 12.18% as of December 31, 2021.
Interest income related to Naranja X amounted to Ps.802,971 million for the year ended December 31, 2022, a 26% increase as compared to the Ps.637,576 million recorded for the fiscal year ended December 31, 2021.
Interest income related to insurance activity amounted to Ps.60,150 million for the year ended December 31, 2022, a 111% increase as compared to the Ps.28,516 million recorded for the fiscal year ended December 31, 2021.
The following table indicates Banco Galicia market share in the segments listed below:

	For the Year Ended December 31,
	2023	2022	2021
	(in percentages)
Total Loans	10.80	11.84	11.97
Private-Sector Loans	10.90	11.78	12.18
___________________

Exhibit 99.1
(*) Exclusively Banco Galicia within the Argentine market, according to the daily information on loans published by the BCRA. Balances as of the last day of each year.
v) Interest Expenses
Consolidated interest expenses were comprised of the following:

	For the Year Ended December 31,			Change (%)
	2023	2022	2021	2023/2022	2022/2021
	(in millions of Pesos as of September, 2024, except percentages)
On Deposits	5,475,497	3,173,154	2,002,569	73	58
Non-financial Private Sector	5,475,497	3,173,154	2,002,569	73	58
Checking Accounts	2,439	3,275	3,828	(26)	(14)
Savings Accounts	131,727	18,145	220	626	8,158
Time Deposit and Term Investments	3,864,753	2,480,340	1,502,455	56	65
Others	1,476,578	671,395	496,066	120	35
On Financing Received from the Argentine Central Bank and Other Financial Institutions	167,355	137,231	37,539	22	266
On Repurchase Transactions	15,954	9,718	2,919	64	233
Other Financial Institutions	15,954	9,718	2,919	64	233
On Other Financial Liabilities	274,869	24,747	29,127	1,011	(15)
On Debt Securities	144,390	174,808	113,110	(17)	55
On Subordinated Debt Securities	22,999	23,177	26,673	(1)	(13)
Total Interest Expenses	6,101,063	3,542,835	2,211,936	72	60
Fiscal Year 2023 compared to Fiscal Year 2022
Interest expenses for the fiscal year ended December 31, 2023, were equal to Ps.6,101,063 million, as compared to Ps.3,542,835 million for the fiscal year ended December 31, 2022, representing a 72% increase. Such increase was primarily attributable to an increase in interest paid on deposits for Ps.2,302,343 and an increase on other financial liabilities for Ps.250,122.
Interest expenses from deposits amounted to Ps.5,475,497 million for the fiscal year ended December 31, 2023, as compared to Ps.3,173,154 million for the fiscal year ended December 31, 2022, a Ps.2,302,343 million increase. This increase was primarily due to increased interest expenses related to time deposits and term investments, which was equal to Ps.1,384,413 million for the fiscal year ended December 31, 2023, representing a 56% increase as compared to Ps.2,480,340 million for the fiscal year ended December 31, 2022 and due to an increase of other deposits for Ps.805,183.
The increase in higher interest paid to time deposits and term investments was as a consequence of higher volume and rate yields.
The total average interest-bearing deposits for the fiscal year ended December 31, 2023, amounted to Ps.8,560,030 million, reflecting a increase of 2%. This increase was due to a increase in time deposits for Ps.112,367 million.
Out of total interest-bearing deposits (savings accounts and time deposits) for the fiscal year ended December 31, 2023, the average interest rate of time deposits was 61.92%, as compared to 37.80% for the fiscal year ended December 31, 2022; a 2,412 bps increase.
Savings accounts deposits for the fiscal year ended December 31, 2023 accrued interest at an average rate of 33.66%, as compared to an average rate of 16.72% for the fiscal year ended December 31, 2022, a 1,695 bps increase. The

Exhibit 99.1
rate of time deposits for the fiscal year ended December 31, 2023, was 84.60%, as compared to 54.69% for the fiscal year ended December 31, 2022; a 2,990 bps increase.
Interest expenses related to banking activity amounted to Ps.5,484,465 million for the fiscal year ended December 31, 2023, as compared to Ps.3,218,703 million for the fiscal year ended December 31, 2022, representing a 70% increase.
According to BCRA information and considering only deposits from the private-sector deposits in checking and savings accounts and time deposits, Banco Galicia’s estimated Argentine deposit market share decreased from 10.70% as of December 31, 2022, to 9.96% as of December 31, 2023.
Interest expenses related to Naranja X amounted to Ps.3,218,703 million for the fiscal year ended December 31, 2023, as compared to Ps.380,246 million for the fiscal year ended December 31, 2022, representing a 89% increase.
Fiscal Year 2022 compared to Fiscal Year 2021
Interest expenses for the fiscal year ended December 31, 2022, were equal to Ps.3,542,835 million, as compared to Ps.2,211,936 million for the fiscal year ended December 31, 2021, representing a 60% increase. Such increase was primarily attributable to a 58% increase in interest paid on deposits.
Interest expenses from deposits amounted to Ps.3,173,154 million for the fiscal year ended December 31, 2022, as compared to Ps.2,002,569 million for the fiscal year ended December 31, 2021, a Ps.1,170,585 million increase. This increase was primarily due to increased interest expenses related to time deposits and term investments, which was equal to Ps.977,885 million for the fiscal year ended December 31, 2022, representing a 65% increase as compared to Ps.1,502,455 million for the fiscal year ended December 31, 2021.
The increase in higher interest paid to time deposits and term investments was as a consequence of higher volume and rate yields.
The total average interest-bearing deposits for the fiscal year ended December 31, 2022, amounted to Ps.8,352,857 million, reflecting a decrease of 10%. This decrease was due to a decrease in saving accounts for Ps.672,450 million.
Out of total interest-bearing deposits (savings accounts and time deposits) for the fiscal year ended December 31, 2022, the average interest rate of time deposits was 37.80%, as compared to 21.43% for the fiscal year ended December 31, 2021; a 1,637 bps increase.
Savings accounts deposits for the fiscal year ended December 31, 2022 accrued interest at an average rate of 16.72%, as compared to an average rate of 10.10% for the fiscal year ended December 31, 2021, a 662 bps increase. The rate of time deposits for the fiscal year ended December 31, 2022, was 54.69%, as compared to 31.51% for the fiscal year ended December 31, 2021; a 2,318 bps increase.
Interest expenses related to banking activity amounted to Ps.3,218,703 million for the fiscal year ended December 31, 2022, as compared to Ps.2,067,900 million for the fiscal year ended December 31, 2021, representing a 56% increase.
According to BCRA information and considering only deposits from the private-sector deposits in checking and savings accounts and time deposits, Banco Galicia’s estimated Argentine deposit market share increased from 10.48% as of December 31, 2021, to 10.70% as of December 31, 2022.
Interest expenses related to Naranja X amounted to Ps.380,246 million for the fiscal year ended December 31, 2022, as compared to Ps.179,836 million for the fiscal year ended December 31, 2021, representing a 111% increase. This increase was primarily a result of an increase in interest expenses on debt securities issued by Naranja X and interest expenses on financing received from financial institutions.

Exhibit 99.1
The following table indicates Banco Galicia's market share in the segments listed below:

	For the Year Ended December 31,
	2023	2022	2021
	(in percentages)
Total Deposits	8.80	9.10	8.43
Total Deposits in Checking and Savings Accounts and Time Deposits	9.96	10.70	10.48
Private-Sector Deposits	9.90	10.75	10.30
____________________
(Exclusively Banco Galicia within the Argentine market, according to the daily information on deposits published by the BCRA. Balances as of the last day of each year.
vi) Net Fee Income
Consolidated net fee income consisted of:

	For the Year Ended December 31,			Change (%)
	2023	2022	2021	2023/2022	2022/2021
	(in millions of Pesos as of September, 2024, except percentages)
Income From
Credit Cards	459,627	410,961	385,867	12	7
Insurance	21,962	28,807	32,781	(24)	(12)
Deposits and other obligations	399,049	381,249	374,251	5	2
Credit Loans	124,376	130,253	134,312	(5)	(3)
Loan Commitments and Financial Guarantees	4,330	1,875	1,485	131	26
Securities	57,241	32,896	29,434	74	12
Collections Management	4,570	5,257	5,040	(13)	4
Foreign and Exchange Transactions	30,968	28,767	22,606	8	27
Total fee income	1,102,123	1,020,064	985,777	8	3
Total fee expenses	(151,808)	(169,239)	(154,257)	(10)	10
Net fee income	950,315	850,826	831,520	12	2
Fiscal Year 2023 compared to Fiscal Year 2022
Our net fee income for the fiscal year ended December 31, 2023, was equal to Ps.950,315 million, as compared to Ps.850,826 million for the fiscal year ended December 31, 2022, a 12% increase. This increase was mainly due to a 12% increase in credit cards and to a 74% increase in securities.
Income from credit card transactions for the fiscal year ended December 31, 2023, was Ps.459,627 million, as compared to Ps.410,961 million for the fiscal year ended December 31, 2022, a Ps.48,666 million increase.
The total number of credit cards managed for the fiscal year ended December 31, 2023 was 13,416,142, as compared to 14,008,866 for the fiscal year ended December 31, 2022, a 4% decrease.
The total fee expenses for the fiscal year ended December 31, 2023 were equal to Ps.151,808 million, as compared to Ps.169,239 million for the fiscal year ended December 31, 2022, a 10% increase. Such increase was mainly attributable to a 12% increase in expenses related to other fees, as compared to the previous fiscal year.
Net fee income related to banking activity for the fiscal year ended December 31, 2023, was equal to Ps.587,222 million, as compared to Ps.515,910 million for fiscal year ended December 31, 2022, a 14% increase.

Exhibit 99.1
Net fee income related to Naranja X for the fiscal year ended December 31, 2023 amounted to Ps.375,441 million as compared to Ps.353,441 million for the fiscal year ended December 31, 2022, a 6% increase.
For more information about fees, please see – Item 4. “Information on the Company” –A. “Business Overview” – “Argentine Banking Regulations” – “Limitations on Fees and Other Substantial Elements”.
Fiscal Year 2022 compared to Fiscal Year 2021
Our net fee income for the fiscal year ended December 31, 2022, was equal to Ps.850,826 million, as compared to Ps.831,520 million for the fiscal year ended December 31, 2021, a 2% increase. This increase was mainly due to a 7% increase in credit cards and to a 2% increase in deposits and other obligations.
Income from credit card transactions for the fiscal year ended December 31, 2022, was Ps.410,961 million, as compared to Ps.385,867 million for the fiscal year ended December 31, 2021, a Ps.25,094 million increase. This increase was due to the increase in the fees of maintenance of Naranja X credit cards and the fees related to credit cards issuance.
The total number of credit cards managed for the fiscal year ended December 31, 2022 was 14,008,866, as compared to 14,036,375 for the fiscal year ended December 31, 2021.
Fees related to deposit accounts and other obligations for the fiscal year ended December 31, 2022, were equal to Ps.381,250 million, as compared to Ps.374,251 million for the fiscal year ended December 31, 2021, a Ps.6,999 million increase. This increase was primarily attributable to an increase in fees related to maintaining a deposits account with Banco Galicia, and a 10% increased in deposits accounts. Total deposit accounts for the fiscal year ended December 31, 2022, were 6.8 million, as compared to 6.2 million for the fiscal year ended December 31, 2021.
Total fee expenses for the fiscal year ended December 31, 2022 were equal to Ps.169,239 million, as compared to Ps.154,257 million for the fiscal year ended December 31, 2021, a 10% increase. Such increase was mainly attributable to a 40% increase in expenses related to other fees, as compared to the previous fiscal year.
Net fee income related to banking activity for the fiscal year ended December 31, 2022, was equal to Ps.515,910 million, as compared to Ps.514,649 million for fiscal year ended December 31, 2021, a —% decrease.
Net fee income related to Naranja X for the fiscal year ended December 31, 2022 amounted to Ps.353,441 million as compared to Ps.338,873 million for the fiscal year ended December 31, 2021, a 4% increase.
For more information about fees, please see – Item 4. “Information on the Company” –A. “Business Overview” – “Argentine Banking Regulations” – “Limitations on Fees and Other Substantial Elements”.
The following table sets forth the number of credit cards outstanding as of the dates indicated:

Exhibit 99.1

	December 31,			Change (%)
	2023	2022	2021	2023/2022	2022/2021
	(number of credit cards, except otherwise noted)			(percentages)
Visa	2,553,142	3,265,090	3,133,597	(22)	4
“Gold”	590,234	804,237	753,865	(27)	7
International	728,291	923,064	941,692	(21)	(2)
Domestic	10,513	19,872	25,670	(47)	(23)
“Business”	155,187	173,101	167,680	(10)	3
“Platinum”	439,272	675,998	674,741	(35)	—
“Signature”	629,645	668,818	569,949	(6)	17
Galicia Rural	19,516	19,627	14,487	(1)	35
American Express	661,059	701,514	796,534	(6)	(12)
“Gold”	153,977	174,447	209,721	(12)	(17)
“International”	108,967	120,495	113,681	(10)	6
“Platinum”	165,826	189,520	258,188	(13)	(27)
“Signature”	232,289	217,052	214,944	7	1
MasterCard	1,451,199	1,496,171	1,416,353	(3)	6
“Gold”	312,545	329,086	351,580	(5)	(6)
MasterCard	629,645	668,818	569,949	(6)	17
“Platinum”	169,840	198,361	231,665	(14)	(14)
“Black”	339,150	299,876	263,105	13	14
Others	19	30	54	(37)	(44)
Tarjeta Naranja	8,731,226	8,526,464	8,675,404	2	(2)
Naranja	4,684,717	4,572,489	4,640,267	2	(1)
Visa	3,667,833	3,566,908	3,594,080	3	(1)
MasterCard	334,801	337,276	381,097	(1)	(11)
American Express	43,875	49,791	59,960	(12)	(17)
Total Credit Cards	13,416,142	14,008,866	14,036,375	(4)	(0.2)
Total Amount of Purchases (in millions of Pesos as of September, 2024)	10,047,754	9,012,647	7,982,284	11	13

Exhibit 99.1
vii) Net Income from Financial Instruments
Consolidated net income from financial instruments was comprised of:

	For the Year Ended December 31,			Change (%)
	2023	2022	2021	2023/2022	2022/2021
	(in millions of Pesos as of September, 2024, except percentages)
From Measurement of Financial Assets at Fair Value through Profit or Loss:
Income from Government Securities	305,782	2,022,619	1,102,765	(85)	83
Income from Corporate Securities	232,524	83,076	39,865	180	108
Income from Derivative Instruments	35,146	21,376	27,550	64	(22)
Repurchase Transactions	35,144	21,376	27,550	64	(22)
Rate Swaps	4	—	—	—	—
From Measurement of Financial Liabilities at Fair Value through Profit or Loss:	(21,325)	(4,614)	(1,165)	362	296
Total Net Results from Financial Instruments	552,126	2,122,456	1,169,014	(74)	82
Fiscal Year 2023 compared to Fiscal Year 2022
Net income from financial instruments for the fiscal year ended December 31, 2023 was equal to Ps.552,126 million, as compared to Ps.2,122,456 million for the fiscal year ended December 31, 2022, a Ps.1,570,330 decrease. This decrease was a consequence of the change in the valuation model of the instruments issued by the BCRA, which went from being measured from fair value to amortized cost.
The average position in Government securities for the fiscal year ended December 31, 2023 was Ps.3,603,872 million, as compared to Ps.3,301,521 million for the fiscal year ended December 31, 2022, a 9% increase.
The average yield on Government securities for the fiscal year ended December 31, 2023, was 5.41%, as compared to 61.13% for fiscal year ended December 31, 2022, a 5,572 bps decrease.
These variations were mainly a result of net income from financial instruments related to Banco Galicia, which for the noted years represented 43% of our total consolidated net result from financial instruments. Banco Galicia’s net income from financial instruments for the fiscal year ended December 31, 2023 amounted to Ps.235,501 million, as compared to Ps.2,011,056 million for the fiscal year ended December 31, 2022, a 88% decrease.
Fiscal Year 2022 compared to Fiscal Year 2021
Net income from financial instruments for the fiscal year ended December 31, 2022 was equal to Ps.2,122,456 million, as compared to Ps.1,169,014 million for the fiscal year ended December 31, 2021, a 82% increase. This increase was due to an increase in interest earnings related to Government securities equal to 83%, from Ps.1,102,765 million for the fiscal year ended December 31, 2021, to Ps.2,022,619 million for the fiscal year ended December 31, 2022.
The average position in Government securities for the fiscal year ended December 31, 2022 was Ps.3,301,521 million, as compared to Ps.3,008,374 million for the fiscal year ended December 31, 2021, a 10% increase. This increase was primarily attributable to higher balances of securities (LELIQS) issued by the BCRA.
The average yield on Government securities for the fiscal year ended December 31, 2022, was 61.13%, as compared to 38.22% for fiscal year ended December 31, 2021, a 2,291 bps increase. This increase was primarily attributable to a higher average yield with respect to LELIQS.

Exhibit 99.1
These variations were mainly a result of net income from financial instruments related to Banco Galicia, which for the noted years represented 106% of our total consolidated net result from financial instruments. Banco Galicia’s net income from financial instruments for the fiscal year ended December 31, 2022 amounted to Ps.2,011,056 million, as compared to Ps.1,168,510 million for the fiscal year ended December 31, 2021, a 72% increase. This increase was primarily attributable to a increase in income from Government securities.
viii) Exchange Rate Differences on Foreign Currency
Fiscal Year 2023 compared to Fiscal Year 2022
Exchange rate differences on foreign currency for the fiscal year ended December 31, 2023 were equal to Ps.1,234,831 million, as compared to Ps.126,323 million for the fiscal year ended December 31, 2022, a 878% or Ps.1,108,508 million increase. This increase was primarily the result of a increase in valuation of assets and liabilities in foreign currency for the fiscal year ended December 31, 2023, equal to Ps.1,182,604 million as compared to Ps.72,600 million of the fiscal year ended December 31, 2022, a 1,529% increase.
Fiscal Year 2022 compared to Fiscal Year 2021
Exchange rate differences on foreign currency for the fiscal year ended December 31, 2022 were equal to Ps.126,323 million, as compared to Ps.54,961 million for the fiscal year ended December 31, 2021, a 130% or Ps.71,362 million increase. This increase was primarily the result of a increase in valuation of assets and liabilities in foreign currency for the fiscal year ended December 31, 2022, equal to Ps.72,600 million as compared to Ps.29,696 million of the fiscal year ended December 31, 2021, a 144% increase.
ix) Other Operating Income
The following table sets forth the various components of other operating income.

	For the Year Ended December 31,			Change (%)
	2023	2022	2021	2023/2022	2022/2021
	(in millions of Pesos as of September, 2024, except percentages)
Other financial income (1) (2)	22,716	6,899	5,729	229	20
Rental of safe deposit boxes (1)	24,721	25,144	24,796	(2)	1
Other fee income (1)	145,724	110,707	76,171	32	45
Other adjustments and interest on miscellaneous receivables	428,634	233,107	86,578	84	169
Reversed allowances	51,321	408	12,358	12,479	(97)
Other	96,442	86,935	107,697	11	(19)
Total other operating income	769,557	463,200	313,329	66	48
____________________
1)Item included for calculating the efficiency ratio.
2)Item included for calculating the financial margin.
Fiscal Year 2023 compared to Fiscal Year 2022
Other operating income for the fiscal year ended December 31, 2023 was equal to Ps.769,557 million, as compared to Ps.463,200 million for the fiscal year ended December 31, 2022, a 66% increase. This increase was mainly the result of an increase in the line of other adjustments and interest on miscellaneous receivables, as a consequence of earnings from debt securities pledged as collateral.
Other operating income related to banking activity was equal to Ps.562,063 million, as compared to Ps.311,843 million for the fiscal year ended December 31, 2022, a 80% increase.

Exhibit 99.1
Other operating income related to Naranja X for the fiscal year ended December 31, 2023 was equal to Ps.79,133 million, as compared to Ps.72,157 million for the fiscal year ended December 31, 2022, a 10% increase.
Fiscal Year 2022 compared to Fiscal Year 2021
Other operating income for the fiscal year ended December 31, 2022 was equal to Ps.463,200 million, as compared to Ps 313,329 million for the fiscal year ended December 31, 2021, a 48% increase. This increase was mainly the result of an increase in the line other adjustments and interest on miscellaneous receivables, as consequence of earnings from debt securities pledge as collateral.
Other operating income related to banking activity was equal to Ps.311,843 million, as compared to Ps.199,586 million for the fiscal year ended December 31, 2021, a 56% increase.
Other operating income related to Naranja X for the fiscal year ended December 31, 2022 was equal to Ps.72,157 million, as compared to Ps.72,629 million for the fiscal year ended December 31, 2021, a 1% decrease.
x) Income from Insurance Activities
The following table shows the results generated by insurance activities:

	For the Year Ended December 31,		Change (%)
	2023	2022	2023/2022
	(in millions of Pesos as of September, 2024, except percentages)
Insurance revenue	193,079	140,075	38
Insurance service expense	(118,528)	(54,924)	116
Net expenses from reinsurance contracts held	(1,290)	(4,367)	(70)
Total Income from Insurance Activities	73,261	80,784	(9)

The following items are included in the account as of December 31, 2022 and December 31, 2021 under IFRS 4 for the purpose of comparison between fiscal years:

	For the Year Ended December 31,		Change (%)
	2022	2021	2022/2021
	(in millions of Pesos as of September, 2024, except percentages)
Premiums and Surcharges Accrued	139,935	149,525	(6)
Claims Accrued	(24,645)	(27,401)	(10)
Redemptions	(502)	(389)	29
Fixed and Periodic Annuities	(196)	(232)	(16)
Production and Operating Expenses	(27,558)	(29,969)	(8)
Other Income and Expenses	(1,093)	(1,659)	(34)
Total	85,942	89,875	(4)
Fiscal Year 2023 compared to Fiscal Year 2022
Income from insurance activities (excluding administrative expenses and taxes, net of eliminations related to related-party transactions) for the fiscal year ended December 31, 2023, was equal to Ps.73,261million, as compared to Ps.80,784 million for the fiscal year ended December 31, 2022, a 9% decrease. This decrease was mainly due to higher insurance service expenses, which for the fiscal year ended December 31, 2023, were equal to Ps.118,528 million, as compared to Ps.54,924 million for the fiscal year ended December 31, 2022.

Exhibit 99.1
Fiscal Year 2022 compared to Fiscal Year 2021
Income from insurance activities (excluding administrative expenses and taxes, net of eliminations related to related-party transactions) for the fiscal year ended December 31, 2022, was equal to Ps 85,942 million, as compared to Ps 89,875 million for the fiscal year ended December 31, 2021, a 4% decrease. This decrease was mainly due to lower premiums and surcharges accrued, which for the fiscal year ended December 31, 2022, were equal to Ps 139,935 million, as compared to Ps 149,525 million for the fiscal year ended December 31, 2021, a 6% decrease, offset by a decrease in claims accrued, which for the fiscal year ended December 31, 2022, were equal to Ps.24,645, as compared to Ps,27,401 million for the fiscal year ended December 31, 2021.
xi) Impairment Charge
Fiscal Year 2023 compared to Fiscal Year 2022
Impairment Charge for the fiscal year ended December 31, 2023 were equal to Ps.384,380 million, as compared to Ps.329,170 million for the fiscal year ended December 31, 2022, a 17% increase. This increase was due to the worsening performance of macroeconomic variables.
Impairment Charge related to banking activity for the fiscal year ended December 31 2023, were equal to Ps.253,489 million, as compared to Ps.221,962 million for the fiscal year ended December 31, 2022, a 14% increase.
Impairment Charge related to Naranja X for the fiscal year ended December 31, 2023 were equal to Ps.130,894 million, as compared to Ps.107,216 million for the fiscal year ended December 31, 2022, a 22% increase. This increase was due to the worsening performance of Naranja's customers, as well as macroeconomic variables.
Fiscal Year 2022 compared to Fiscal Year 2021
Impairment Charge for the fiscal year ended December 31, 2022 were equal to Ps.329,170 million, as compared to Ps.268,407 million for the fiscal year ended December 31, 2021, a 23% increase. This increase was due to the worsening performance of macroeconomic variables.
Impairment Charge related to banking activity for the fiscal year ended December 31 2022, were equal to Ps.221,962 million, as compared to Ps.177,206 million for the fiscal year ended December 31, 2021, a 25% increase.
Impairment Charge related to Naranja X for the fiscal year ended December 31, 2022 were equal to Ps.107,216 million, as compared to Ps.91,152 million for the fiscal year ended December 31, 2021, a 18% increase. This increase was due to the worsening performance of Naranja's customers, as well as macroeconomic variables.
xii) Personnel Expenses
Fiscal Year 2023 compared to Fiscal Year 2022
Personnel expenses for the fiscal year ended December 31, 2023 were equal to Ps.708,476 million, as compared to Ps.608,225 million for the fiscal year ended December 31, 2022, a 16% increase. This increase was primarily as a result of the impact of salary increases on employee salary and annual bonuses.
Personnel expenses related to banking activity for the fiscal year ended December 31, 2023 were equal to Ps.507,087 million, as compared to Ps.419,596 million for the fiscal year ended December 31, 2022, a 21% increase.
Personnel expenses related to Naranja X for the fiscal year ended December 31, 2023 were equal to Ps.156,579 million as compared to Ps.153,342 million for the fiscal year ended December 31, 2022, a 2% increase.
Personnel expenses related to insurance activity for the fiscal year ended December 31, 2023 were equal to Ps.25,667 million as compared to Ps.23,250 million for the fiscal year ended December 31, 2022, a 10% increase.

Exhibit 99.1
Fiscal Year 2022 compared to Fiscal Year 2021
Personnel expenses for the fiscal year ended December 31, 2022 were equal to Ps.608,225 million, as compared to Ps.567,917 million for the fiscal year ended December 31, 2021, a 7% increase. This increase was primarily as a result of the impact of salary increases on employee salary and annual bonuses.
Personnel expenses related to banking activity for the fiscal year ended December 31, 2022 were equal to Ps.419,596 million, as compared to Ps.381,192 million for the fiscal year ended December 31, 2021, a 10% decrease.
Personnel expenses related to Naranja X for the fiscal year ended December 31, 2022 were equal to Ps.153,342 million as compared to Ps.152,005 million for the fiscal year ended December 31, 2021, a 1% decrease.
Personnel expenses related to insurance activity for the fiscal year ended December 31, 2022 were equal to Ps.23,250 million as compared to Ps.19,745 million for the fiscal year ended December 31, 2021, a 18% decrease.
xiii) Administrative Expenses
The following table sets forth the components of our consolidated administrative expenses:

	For the Year Ended December 31,			Change (%)
	2023	2022	2021	2023/2022	2022/2021
	(in millions of Pesos as of September, 2024, except percentages)
Fees and Compensation for Services	41,754	47,574	36,155	(12)	32
Directors’ and Syndics’ Fees	7,292	7,821	4,782	(7)	64
Advertising and Marketing	28,829	26,798	28,248	8	(5)
Taxes	177,792	148,074	141,971	20	4
Maintenance and Repairs	85,176	87,569	98,230	(3)	(11)
Electricity and Communication	27,571	29,158	35,171	(5)	(17)
Entertainment and Transportation Expenses	1,631	1,463	826	11	77
Stationery and Office Supplies	2,803	2,074	2,394	35	(13)
Rentals	1,275	2,221	5,930	(43)	(63)
Administrative Services Hired	106,690	102,794	93,485	4	10
Security	14,131	13,367	14,171	6	(6)
Insurance	4,249	5,051	5,862	(16)	(14)
Armored Transportation Services	36,459	35,073	34,716	4	1
Others	59,465	54,166	48,252	10	12
Total Administrative Expenses	595,116	563,203	550,194	6	2
Fiscal Year 2023 compared to Fiscal Year 2022
Administrative expenses for the fiscal year ended December 31, 2023 were equal to Ps 595,116 million as compared to Ps.563,203 million for the fiscal year ended December 31, 2022, a 6% increase. This increase was primarily attributable to a (i) Ps.29,718 million increase in taxes, and (ii) Ps.5,299 million increase in other administrative expenses.
Taxes for services for the fiscal year ended December 31, 2023 were equal to Ps 177,792 million, as compared to Ps.148,074 million for the fiscal year ended December 31, 2022, a 20% increase.
Other administrative expenses for the fiscal year ended December 31, 2023 were equal to Ps.59,465 million, as compared to Ps. 54,166 million for the fiscal year ended December 31, 2022, a 10% increase.
Administrative expenses related to banking activity for the fiscal year ended December 31, 2023 were equal to Ps.412,368 million, as compared to Ps.397,833 million for the fiscal year ended December 31, 2022, a 4% increase.

Exhibit 99.1
Administrative expenses related to Naranja X for the fiscal year ended December 31, 2023 were equal to Ps.154,674 million, as compared to Ps.140,527 million for the fiscal year ended December 31, 2022, a 10% increase.
Administrative expenses related to insurance activity for the fiscal year ended December 31, 2023 were equal to Ps.13,814 million, as compared to Ps.11,904 million for the fiscal year ended December 31, 2022, a 16% increase.
Fiscal Year 2022 compared to Fiscal Year 2021
Administrative expenses for the fiscal year ended December 31, 2022 were equal to Ps.563,203 million as compared to Ps.550,194 million for the fiscal year ended December 31, 2021, a 2% decrease. This decrease was primarily attributable to a (i) Ps.11,418 million decrease in fees and compensation for services, and (ii) Ps.5,914 million decrease in other administrative expenses.
Fees and compensation for services for the fiscal year ended December 31, 2022 were equal to Ps.47,574 million, as compared to Ps.36,155 million for the fiscal year ended December 31, 2021, a 32% increase. This increase was due to the completion of customer satisfaction projects and fees related to legal counsel.
Other administrative expenses for the fiscal year ended December 31, 2022 were equal to Ps 54,166 million, as compared to Ps.48,252 million for the fiscal year ended December 31, 2021, a 12% increase.
Administrative expenses related to banking activity for the fiscal year ended December 31, 2022 were equal to Ps.397,833 million, as compared to Ps.395,903 million for the fiscal year ended December 31, 2021, a 0.5% decrease.
Administrative expenses related to Naranja X for the fiscal year ended December 31, 2022 were equal to Ps.140,527 million, as compared to Ps.133,281 million for the fiscal year ended December 31, 2021, a 5% decrease.
Administrative expenses related to insurance activity for the fiscal year ended December 31, 2022 were equal to Ps.11,904 million, as compared to Ps.9,947 million for the fiscal year ended December 31, 2021, a 20% decrease.
xiv) Other Operating Expenses

	For the Year Ended December 31,			Change (%)
	2023	2022	2021	2023/2022	2022/2021
	(in millions of Pesos as of September, 2024, except percentages)
Turnover tax	671,995	476,251	392,965	41	21
On operating income (1) (2)	558,258	319,514	261,493	75	22
On fees (1)	85,611	142,657	119,840	(40)	19
On other items	28,125	14,080	11,633	100	21
Contributions to the Guarantee Fund (1) (2)	17,600	18,308	19,704	(4)	(7)
Charges for Other Provisions	27,691	27,259	17,713	2	54
Claims	31,340	37,958	33,687	(17)	13
Other Financial Expenses (1) (2)	71,558	76	—	94,055	—
Interest on leases	6,863	7,176	6,485	(4)	11
Credit-card-relates expenses(1)	101,616	76,721	79,152	32	(3)
Other Expenses from Services(1)	192,019	136,197	105,257	41	29
Others	19,391	18,917	21,914	3	(14)
Total other operating expenses	1,140,074	798,864	676,876	43	18
____________________
(1)Item included for calculating the efficiency ratio.
(2)Item included for calculating the financial margin.

Exhibit 99.1
Fiscal Year 2023 compared to Fiscal Year 2022
Other operating expenses for the fiscal year ended December 31, 2023 were equal to Ps.1,140,074 million, as compared to Ps.798,864 million of the fiscal year ended December 31, 2022, a 43% increase. This increase was primarily attributable to a 41% increase in the turnover tax, to a 41% increase in other expenses from services and a 32% increase in credit-card-relates expenses.
The turnover tax for the fiscal year ended December 31, 2023 was equal to Ps.671,995 million as compared to Ps.476,251 million for the fiscal year ended December 31, 2022, a 41% increase.
Other provisions for the fiscal year ended December 31, 2023 were equal to Ps.27,691 million as compared to Ps.27,259 million for the fiscal year ended December 31, 2022, a 2% increase.
Other operating expenses related to banking activity for the fiscal year ended December 31, 2023 were equal to Ps.827,270 million, as compared to Ps.574,896 million of the fiscal year ended December 31, 2022, a 44% increase.
Other operating expenses related to Naranja X for the fiscal year ended December 31, 2023 were equal to Ps.211,701 million, as compared to Ps.212,678 million for the fiscal year ended December 31, 2022.
Fiscal Year 2022 compared to Fiscal Year 2021
Other operating expenses for the fiscal year ended December 31, 2022 were equal to Ps.798,864 million, as compared to Ps.676,876 million of the fiscal year ended December 31, 2021, a 18% increase. This increase was primarily attributable to a 21% increase in the turnover tax, to a 13% increase in claims and a 29% increase in other expenses from services.
The turnover tax for the fiscal year ended December 31, 2022 was equal to Ps 476,251 million as compared to Ps.392,965 million for the fiscal year ended December 31, 2021, a 21% increase.
Other provisions for the fiscal year ended December 31, 2022 were equal to Ps.27,259 million as compared to Ps.17,713 million for the fiscal year ended December 31, 2021, a 54% increase.
Other operating expenses related to banking activity for the fiscal year ended December 31, 2022 were equal to Ps.574,896 million, as compared to Ps.498,587 million of the fiscal year ended December 31, 2021, a 15% decrease.
Other operating expenses related to Naranja X for the fiscal year ended December 31, 2022 were equal to Ps.212,678 million, as compared to Ps.172,414 million for the fiscal year ended December 31, 2021, a 23% decrease.
xv) Loss on Net Monetary Position
Fiscal Year 2023 compared to Fiscal Year 2022
Loss on net monetary position for the fiscal year ended December 31, 2023 was equal to Ps.3,061,020 million as compared to Ps.1,716,090 million for the fiscal year ended December 31, 2022, a 78% increase. This increase was due to a higher annual inflation. Inflation as of December 31, 2023 was 211.4%, 11,660 bps higher than the 94.80% inflation rate as of December 31, 2022.
Loss on net monetary position related to banking activity for the fiscal year ended December 31, 2023 was equal to Ps.2,467,036 million as compared to Ps.1,394,979 million for the fiscal year ended December 31, 2022, a 77% increase.
Loss on net monetary position related to Naranja X for the fiscal year ended December 31, 2023 was equal to Ps.453,712 million as compared to Ps.261,164 million for the fiscal year ended December 31, 2022, a 74% increase.

Exhibit 99.1
Loss on net monetary position related to insurance activity for the fiscal year ended December 31, 2023 was equal to Ps.39,225 million as compared to Ps.12,227 million for the fiscal year ended December 31, 2022, a 221% increase.
Fiscal Year 2022 compared to Fiscal Year 2021
Loss on net monetary position for the fiscal year ended December 31, 2022 was equal to Ps.1,716,090 million as compared to Ps.972,143 million for the fiscal year ended December 31, 2021, a 77% increase. This increase was due to a higher annual inflation. Inflation as of December 31, 2022 was 94.79%, 4,385 bps higher than the 50.94% inflation rate as of December 31, 2021.
Loss on net monetary position related to banking activity for the fiscal year ended December 31, 2022 was equal to Ps.1,394,979 million as compared to Ps.785,631 million for the fiscal year ended December 31, 2021, a 78% increase.
Loss on net monetary position related to Naranja X for the fiscal year ended December 31, 2022 was equal to Ps.261,164 million as compared to Ps.159,048 million for the fiscal year ended December 31, 2021, a 64% increase.
Loss on net monetary position related to insurance activity for the fiscal year ended December 31, 2022 was equal to Ps.12,227 million as compared to Ps.8,084 million for the fiscal year ended December 31, 2021, a 51% increase.
xvi) Income Tax from Continuing Operations
Fiscal Year 2023 compared to Fiscal Year 2022
Income tax from continuing operations for the fiscal year ended December 31, 2023 was equal to Ps.414,935 million as compared to Ps.106,518 million for the fiscal year ended December 31, 2022, a 290% increase. This increase was mainly attributable to an increase in the operating income.
Income tax from continuing operations related to banking activity for the fiscal year ended December 31, 2023 was equal to Ps.313,000 million as compared to Ps.39,471 million for the fiscal year ended December 31, 2022, a 693% increase.
Income tax from continuing operations related to Naranja X for the fiscal year ended December 31, 2023 was equal to Ps.24,792 million as compared to Ps.12,273 million for the fiscal year ended December 31, 2022, a 102% increase.
Income tax from continuing operations related to insurance activity for the fiscal year ended December 31, 2023 was equal to Ps.3,687 million as compared to Ps.13,506 million for the fiscal year ended December 31, 2022 , a 73% decrease.
Fiscal Year 2022 compared to Fiscal Year 2021
Income tax from continuing operations for the fiscal year ended December 31, 2022 was equal to Ps.106,518 million as compared to Ps.200,623 million for the fiscal year ended December 31, 2021, a 47% decrease. This decrease was mainly attributable to a decrease in the operating income.
Income tax from continuing operations related to banking activity for the fiscal year ended December 31, 2022 was equal to Ps.120,122 million as compared to Ps.39,471 million for the fiscal year ended December 31, 2021, a 67% decrease.
Income tax from continuing operations related to Naranja X for the fiscal year ended December 31, 2022 was equal to Ps.12,273 million as compared to Ps.52,140 million for the fiscal year ended December 31, 2021, a 76% decrease.
Income tax from continuing operations related to insurance activity for the fiscal year ended December 31, 2022 was equal to Ps.13,506 million as compared to Ps.10,182 million for the fiscal year ended December 31, 2021 , a 33% increase.

Exhibit 99.1
A.8 Consolidated Assets
The main components of our consolidated assets as of the dates indicated below were as follows:

	As of December 31,
	2023		2022		2021
	Amounts	%	Amounts	%	Amounts	%
	(in millions of Pesos as of September, 2024, except percentages)
Cash and due from banks	4,023,324	20	2,809,407	13	2,903,235	14
Debt Securities	1,207,057	6	4,973,385	24	2,885,016	14
Loans and other financing	6,210,116	30	7,804,462	37	9,101,918	44
Other Financial Assets	7,561,479	37	4,368,338	21	4,386,732	21
Equity investments in subsidiaries, associates and joint businesses	5,342	—	4,187	—	2,072	—
Property, Plant and Equipment	716,134	3	727,052	3	760,529	4
Intangible Assets	249,184	1	241,760	1	259,616	1
Other Assets	620,839	3	213,563	1	219,846	1
Assets available for sale	151	—	10	—	8	—
Total Assets	20,593,626	100	21,142,164	100	20,518,972	100
Of our Ps.20,593,626 million total assets as of December 31, 2023, Ps.17,445,843 million, or 85%, corresponded to Banco Galicia and Ps.2,701,844 million, or 13%, corresponded to Naranja X (Tarjetas Regionales on a consolidated basis). The remaining were primarily attributable to Sudamericana on a consolidated basis. The composition of our assets demonstrates an increase in the amounts reflected in our main line items, as described in more detail below.
As of December 31, 2023, the line item “Cash and Due from Banks” included cash for Ps.2,228,848 million, balances held at the BCRA for Ps.1,654,203 million and balances held in correspondent banks for Ps.1,794,474 million. The balance held at the BCRA is used for meeting the minimum cash requirements set by the BCRA.
Our holdings of debt securities as of December 31, 2023 was Ps.1,207,057 million. Our holdings of government and private securities are shown in more detail in Item 4. “Information on the Company”—B. “Operating Overview” — “Selected Statistical Information”— “Debt and Equity Securities”.
Our total net loans and other financing were Ps.6,210,116 million as of December 31, 2023, of which Ps.4,498,565 million corresponded to Banco Galicia’s portfolio and Ps.1,835,594 corresponded to Naranja X’ portfolios, the remaining amount to secured loans held by Sudamericana. For more information on loan and other financing activities portfolios, see Item 4. “Information on the Company”—B. “Operating Overview” — “Selected Statistical Information”— “Loan and Other Financing Portfolio”.

Exhibit 99.1
A.9 Exposure to the Argentine Public Sector
The following table shows our total net exposure, primarily related to Banco Galicia, to the Argentine public sector as of December 31, 2023, 2022 and 2021.

	As of December 31,
	2023	2022	2021
	(in millions of Pesos as of September, 2024)
Government securities net position	5,077,191	7,467,243	4,125,906
Debt securities at fair value	849,714	4,936,058	2,871,470
Debt securities in pesos	(11,240)	231,756	535,451
Debt securities adjusted by CER	179,695	132,723	115,615
Debt securities in US$	36,522	32,918	220
DUAL Bond	644,736	17,929	—
Leliqs	—	4,520,733	2,220,184
Debt securities measurement at amortized cost	4,227,477	2,531,185	1,210,441
Debt securities in pesos	1,158,847	369,379	570,248
Debt securities adjusted by CER	2,159,569	1,745,133	640,193
Debt securities in US$	130,356	—	—
DUAL Bond	—	198,799	—
Leliqs	194,572	—	—
Lediv	584,133	217,875	—
Debt securities measured at fair value through OCI	—	—	43,995
Debt securities in pesos	—	—	43,995
Other Financing Assets	2,147,113	597,030	2,484,626
Repurchase agreement transactions - BCRA	2,145,898	588,782	2,484,298
Loans and Others Financing	1,012	8,083	12
Certificate of Participation in Trusts	204	165	316
Total (1)	7,224,304	8,064,274	6,610,533
____________________
(1)Does not include deposits with the BCRA, which constitute one of the items by which Banco Galicia complies with the BCRA’s minimum cash requirements.
As of December 31, 2023, the exposure to the public sector amounted to Ps.7,224,304 million, a decrease of 10% as compared to Ps.8,064,274 million for the year ended December 31, 2022. Excluding the debt securities issued by the BCRA, the Bank’s exposure amounted to Ps.4,299,701 million equal to 25% of total assets.
A.10 Funding
Banco Galicia’s and Naranja X’ lending activities are our main asset-generating businesses. Accordingly, most of our borrowing and liquidity needs are associated with these activities. We also have liquidity needs at the level of our holding company, which are discussed in Item 5. “Operating and Financial Review and Prospects”—B. “Liquidity and Capital Resources”—“Liquidity-Holding Company on an Individual Basis”. Our objective is to maintain cost-effective and well diversified funding to support current and future asset growth in our businesses. For this, we rely on diverse sources of funding. The use and availability of funding sources depends on market conditions, both local and foreign, and prevailing interest rates. Market conditions in Argentina include a structurally limited availability of domestic long-term funding.
Our funding activities and liquidity planning are integrated into our asset and liability management and our financial risks management and policies. The liquidity policy of Grupo Financiero Galicia is described in Item 5. “Operating and Financial Review and Prospects”—B. “Liquidity and Capital Resources”—“Liquidity Management” and

Exhibit 99.1
our other financial risk policies, including interest rate, currency and market risks are described in Item 11. “Quantitative and Qualitative Disclosures about Market Risk”. Our funding sources are discussed below.
Traditionally, our primary source of funding has been Banco Galicia’s deposit taking activity. Although Banco Galicia has access to BCRA financing, management does not view this as a primary source of funding in line with our overall strategies discussed herein. Other important sources of funding have traditionally included issuing foreign currency-denominated medium and long-term debt securities issued in foreign capital markets and borrowing from international banks and multilateral credit agencies. Banco Galicia entered into a master loan agreement with the International Finance Corporation (“IFC”) in 2016, for US$130 million, divided into two parts, one with the purpose of providing funding via long-term loans to SMEs and the other part with the purpose of funding renewable energy projects and efficiency energy power projects. Additionally, Banco Galicia entered into a master bond agreement with the IFC for US$100 million in order to expand its loan program for environmental efficiency projects. As of the date hereof, the debt outstanding pursuant to the master loan agreement entered into with the IFC amounts to US$27 million. On the other hand, as of the date hereof, the debt outstanding pursuant to the master bond agreements with the IFC amounts to US$44 million.
Selling government securities under repurchase agreement transactions has been a recurrent source of funding for Banco Galicia. Although not presently a key source of funding, repurchase agreement transactions are part of the liquidity policy of the Bank. Within its liquidity policy, Banco Galicia considers its unencumbered liquid government securities holdings as part of its available excess liquidity. See Item 5. “Operating and Financial Review and Prospects” —B. “Liquidity and Capital Resources”—“Liquidity Management”.
Naranja X funds its business through the issuance of debt securities in the local and international capital markets, borrowing from local financial institutions and debt with merchants generated in the ordinary course of business of any credit card issuing company. In 2022, Naranja X issued debt securities in an amount equal to Ps.104,520 million and US$7.5 million.

Exhibit 99.1
Below is a breakdown of our funding as of the dates indicated:

	As of December 31,
	2023		2022		2021
	Amounts	%	Amounts	%	Amounts	%
	(in millions of Pesos as of September, 2024, except percentages)
Deposits	11,505,797	56	13,446,017	64	12,666,772	62
Checking Accounts	1,335,073	6	1,850,257	9	2,930,203	14
Savings Accounts	6,802,754	33	5,465,369	26	4,896,038	24
Time Deposits	2,339,264	11	5,315,218	25	4,452,215	22
Time Deposits - UVA	86,525	—	234,572	1	188,813	1
Others	650,992	3	298,668	1	76,214	—
Interests And Adjustments	291,190	1	281,933	1	123,289	1
Credit Lines	278,442	1	235,215	1	290,039	1
Argentine Central Bank	389	—	621	—	518	—
Correspondents	2,044	—	12,137	—	42,417	—
Financing from Local Financial Institutions	205,659	1	188,224	1	209,267	1
Financing from Foreign Financial Institutions	62,621	—	22,914	—	4,225	—
Financing from International Financial Institutions	7,729	—	11,319	—	33,612	—
Debt Securities (Unsubordinated and Subordinated) (1)	601,372	3	707,513	3	663,332	3
Other obligations (2)	4,141,636	20	2,931,682	14	3,175,805	15
Shareholders’ Equity	4,066,379	20	3,821,737	18	3,723,025	18
Total	20,593,626	100	21,142,164	100	20,518,972	100
(1)Each item includes principal, interest accrued, exchange rate differences and premiums payable, as well as UVA adjustment, where applicable.
(2)Includes debts with stores due to credit card transactions, collections on account of third parties in Pesos and foreign currency, miscellaneous obligations and allowances, among others.
The main sources of funds are (i) deposits from the private sector, (ii) lines of credit extended by local banks, international banks and multilateral credit agencies, (iii) repurchase transactions mainly related to government securities, (iv) mid- and long-term debt securities placed in the local and international capital market and (v) debts with stores due to credit card transactions.
As of December 31, 2023, deposits represented 56% of our funding, a decrease from the 64% of our funding that it represented as of December 31, 2022. Our deposit base decreased 14% in 2023 as compared to 2022. During fiscal year 2023, the Ps.1,940,221 million decrease in deposits was due to a decrease in amounts on deposit in our time deposits from Ps.5,315,218 million in December 2022 to Ps.2,339,264 million in December 2023, offset by an increase in saving accounts for Ps.1,337,385. For more information on deposits, see Item 4. “Information on the Company”—B. “Business Overview” — “Selected Statistical Information”—“Deposits”.
As of December 31, 2023, credit lines from international financial institutions amounted to Ps.7,729 million, which corresponded to amounts received from the IFC pursuant to a loan agreement. Also as of December 31, 2023, correspondents amounted to Ps.2,044 million and financing from local financial institutions totaled Ps.205,659 million, of this total Ps.190,718 million corresponded to agreements with banks and Ps.12,464 million corresponded to amounts received from the BICE (Argentine subsidiary of development bank called BICE “Banco de Inversion y Comercio Exterior”).

Exhibit 99.1
Our debt securities outstanding (only principal) were Ps.601,372 million as of December 31, 2023, as compared to Ps.707,513 million as of December 31, 2022, a decrease of 15%.
Of the total debt securities outstanding as of December 31, 2023, Ps.143,241 million corresponded to Peso-denominated debt issued by Naranja. The remaining Ps.458,131 million of outstanding debt securities corresponded to foreign currency-denominated debt in respect of subordinated debt securities due in 2026 issued by Banco Galicia, the green bond with the IFC and Class LII issued by Naranja.
As of December 31, 2023, the breakdown of our debt was as follows:

	December 31, 2023
	Currency	Expiration	Annual Interest Rate	Total(*)
	(in millions of Pesos as of September, 2024, except for rates)
Banco Galicia
ON Subordinated(1)	US$	07.19.26	(2)	414,477
Green Bond	US$	06.21.25	5.90%	31,320
Naranja
LI Serie II	Ps.	01.31.24	Badlar + 6,00%	5,550
LIII Serie II	Ps.	04.07.24	Badlar + 5,25%	7,511
LIV Serie II	Ps.	07.05.24	Badlar + 4,99%	12,448
LV Serie II	Ps.	02.09.24	Badlar + 3,00%	12,490
LVII	Ps.	02.03.24	Badlar + 4,50%	22,434
LVIII	Ps.	04.27.24	Badlar + 5,00%	9,355
LIX	Ps.	07.27.24	Badlar + 5,00%	25,149
LX	Ps.	11.03.24	Badlar + 5,00%	48,305
LII	US$	04.30.24	5%	12,335
Total				601,372
____________________
(Includes principal and interest.
(1)Principal will be paid in full on the maturity date, on July 19, 2026, unless redeemed in full, at the issuer’s option, at a price equal to 100% of the outstanding principal plus accrued and unpaid interest.
(2)Fixed 8.25% rate per annum (as from the issuance date to July 19, 2021, inclusively); and margin to be added to the nominal Benchmark Readjustment Rate of 7.156% per annum to the maturity date. Such interest shall be payable semiannually on January 19 and July 19 as from 2017.
For more information see “—Contractual Obligations” below.

Exhibit 99.1
i) Ratings
The following are our ratings as of the date of this annual report:

December 31, 2023
	Standard & Poor’s	Fix Scr	Fitch Ratings	Evaluadora Latinoamericana	Moody’s
Local Ratings
Grupo Financiero Galicia
Rating of Shares	1
Banco Galicia
Counterparty Rating	raCCC+
Debt (Long-Term / Short Term)		AAA(arg)/A1+(arg)
Subordinated Debt				AA-
Deposits (Long Term / Short Term)	raCCC+/ raC
Deposits (Local Currency / Foreign Currency)					AAA.ar / AA-.ar
Naranja
Medium-/Long-Term Debt		A1(arg)/ AA- (arg)
International Ratings
Banco Galicia
Issuer Credit Rating
Counterparty Risk Rating (Local Currency / Foreign Currency)	CCC-				Caa2 / Caa3
Bank Deposits (Local Currency / Foreign Currency)					Caa2 / Caa3
Long-Term Debt (Foreign Currency)					Caa2/Caa3
Subordinated Debt Securitie	C				Ca
____________________
(See “—Contractual Obligations”.
ii) Debt Programs
On March 9, 2009, Grupo Financiero Galicia’s shareholders, during an ordinary shareholders’ meeting, and the Board of Directors created a global short-,medium- and long-term notes program, for a maximum outstanding amount of US$60 million. This program was authorized by the CNV pursuant to Resolution No.16,113 of April 29, 2009.
In August 2012, during an extraordinary shareholders’ meeting, it was decided to ratify the decision made at the ordinary and extraordinary shareholders’ meeting held in April 2010 with regard to the approval of the US$40 million increase in the amount of Grupo Financiero Galicia’s global notes program. Therefore, once approved by the CNV, the amount was for up to US$100 million or its equivalent in other currencies. On May 8, 2014, the CNV, pursuant to Resolution No.17,343, granted an extension of the debt program for another five-year period. On August 6, 2019, the CNV, pursuant to Resolution No. DI-2019-63-APN-GE#CNV granted an extension of the debt program for another five-year period.
Currently, Grupo Financiero Galicia does not have any outstanding debt under its notes program that was put into place in 2009.

Exhibit 99.1
Banco Galicia has a program in place for the issuance and re-issuance of non-convertible notes, subordinated or non-subordinated, floating or fixed-rate, secured or unsecured, with a term from 30 days to up to 30 years, for a maximum outstanding principal amount of up to US$483.25 million. This program was originally approved by the CNV on November 4, 2005 and was most recently extended on April 4, 2020 by the CNV until April 4, 2025. Pursuant to Resolution No.18,480, the CNV also approved an increase of the maximum outstanding principal amount under the program to US$1,100 million. Pursuant to Resolution No.19,520, dated May 17, 2018, the CNV approved an increase of the maximum outstanding principal amount under the program to US$2,100 million and the modification of the terms and conditions of the same.
Banco Galicia, also has a program for frequent issuance of notes, approved by the CNV on November 13, 2019; and registered under the number 11 for a maximum outstanding principal amount of US$2,100 million.
Naranja has a Global Short-Term, Medium-Term and Long-Term Note Program (the "Program") for the issuance of up to US$1,000 million (or the equivalent amount in other currencies) that was approved by the CNV on May 10, 2018. Such notes may be unsecured or secured, denominated in Pesos, Dollars or, at Naranja’s option, in other currencies, with maturities of not less than 30 days after their issuance date. Also, such Notes may be offered in separate classes and/or series and may be re-issued, as applicable, in the amounts, at the prices and under the conditions to be established and specified in the applicable pricing supplement. On February 19, 2020, the Board of Directors of Tarjeta Naranja S.A.U. approved the extension of the term of the Program for 5 years. Then, on March 18, 2020, the National Securities Commission authorized said extension through Provision No. DI-2020-20-APN-GE#CNV.

Additionally, Naranja applied to the CNV to be registered as a frequent issuer, which was granted by Provision No. DI-2022-39-APN-GE#CNV on July 22, 2022. The status of a frequent issuer must be renewed annually, with the most recent renewal granted by Provision No. DI-2023-10-APN-GE#CNV on April 10, 2023. As of today, Naranja is processing the renewal for 2024.The program contains certain restrictions on liens, subject to the provisions established in the applicable pricing supplement with respect to each class and/or series of notes, so long as any note issued under such program remains outstanding.

Certain notes issued under Naranja’s program are subject to covenants that limit the ability of Naranja and their subsidiaries, subject to important qualifications and exceptions such as to: (i) declare or pay any dividend or make any distribution in respect of its capital stock; (ii) redeem, repurchase or retire its capital stock; (iii) make certain restricted payments; (iv) consolidate, merge or transfer assets; and (v) incur in any indebtedness, among others.

Exhibit 99.1
A.11 Contractual Obligations
The table below identifies the total amounts (principal and interest) of our main on balance-sheet contractual obligations, their currency of denomination, remaining maturity and interest rate and the breakdown of payments due as of December 31, 2023.

	December 31, 2023
In millions of Pesos as of September, 2024	Maturity	Annual Interest Rate	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years
Banco Galicia
Deposits
Time Deposits (Ps./US$)	Various	Various	2,391,907	2,391,895	12	—	—
Debt Securities
		Badlar	—	—	—	—	—
2026 Subordinated (US$) (1)	2026	7.97%	399,872	—	399,872	—	—
Green Bond - IFC (US$)	2025	5.81%	31,239	20,825	10,414	—	—
Loans
IFC Financial Loans (US$)	Various	Various	5,433	5,433	—	—	—
Other Financial Loans (US$) (2)	Various	Various	62,621	62,621	—	—	—

BICE Financial Loans (Ps.)	Various	Various	9,480	1,536	1,431	6,513	—
BICE Financial Loans (US$)	Various	Various	2,518	2,518	—	—	—
Short-term Intrebank Loans (Ps.)	2024	80.00%	2,475	2,475	—	—	—
Repos (Ps.)	2024	1	46,745	46,745	—	—	—
Correspondents	2024	—	2,044	2,044	—	—	—
BCRA (Ps.)	2024	—	389	389	—	—	—
NaranjaX			—	—	—	—	—
Time Deposits (Ps./US$)	2024	1.26	38,300	38,300	—	—	—
Financial Loans with Local Banks (Ps.)	Various	Various	181,584	177,552	4,032	—	—
Debt Securities (Ps.)	Various	Various	111,597	111,597	—	—	—
Debt Securities (US$.)	2024	5%	12,224	12,224	—	—	—
Total			3,298,429	2,876,155	415,761	6,513	—
Principal and interest. Includes the UVA adjustment, where applicable.

(1) Interest payable in cash semi-annually, fixed rate of 7,9665%. Principal payable in full on July 19, 2026
(2) Borrowings to finance international trade operations to Bank customers.
i) Leases
The following table provides information for leases where Grupo Financiero Galicia is the lessee:

December 31, 2023
(In millions of Pesos as of September, 2024)
Amounts recognized in the Statement of Financial Position:
Right-of-use asset (1)	35,832
Lease Liabilities (2)	(59,387)

Exhibit 99.1
____________________
(1)Recorded in the Property, Plant and Equipment item, for right of use of real property.
(2)Recorded in the item Other Financial Liabilities.

December 31, 2022
(In millions of Pesos as of September, 2024)
Amounts recognized in the Statement of Income:
Charge for depreciation of right-of-use assets (1)(2)	(13,628)
Interest Expenses (3)	(6,863)
Expenses related to short-term leases (4)	(224)
Expenses related to low-value assets leases (4)	(1,050)
Sublease Income (5)	142
____________________
(1)Depreciation for right of use of Real Property.
(2)Recorded in the item Depreciation Expenses..
(3)Recorded in the item Other Operating Expenses, Lease Interest.
(4)Recorded in the item Administrative Expenses.
(5)Recorded in the item Other Operating Income.
A.12 Off-Balance Sheet Arrangements
Our off-balance sheet risks mainly arise from Banco Galicia’s activities. In the normal course of its business and in order to meet customer financing needs, Grupo Galicia is a party to financial instruments with off-balance sheet risk. These instruments expose us to credit risk in addition to loans recognized on our consolidated balance sheets. These financial instruments include commitments to extend credit, standby letters of credit and guarantees.
The same internal regulations and policies apply for commitments to extend credit, standby letters of credit and guarantees. Outstanding commitments and guarantees do not represent an unusually high credit risk for Grupo Galicia.
i) Commitments to Extend Credit
Commitments to extend credit are agreements to lend to a customer at a future date, subject to meeting certain contractual terms. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. Since many of the commitments are expected to expire without being drawn upon, total commitment amounts do not necessarily represent actual future cash requirements. We evaluate each customer’s creditworthiness on a case-by-case basis.
ii) Guarantees
Guarantees are agreements and/or commitments to reimburse or make payment on account of any losses or non-payments by a borrower in an event of default scenario and include surety guarantees in connection with transactions between two parties.
iii) Stand-By Letters of Credit and Foreign Trade Transactions
Standby letters of credit and guarantees granted are conditional commitments issued by Banco Galicia to guarantee the performance of a customer to a third party. Banco Galicia also provides conditional commitments for foreign trade transactions.

Exhibit 99.1
Our exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit, standby letters of credit, guarantees granted and acceptances is represented by the contractual notional amount of those investments.
Our credit exposure related to these items as of December 31, 2023 is set forth below:

December 31, 2023
(in millions of Pesos, as of September, 2024)
Agreed Commitments	495,548
Export and Import Documentary Credits	36,840
Guarantees Granted	771,148
Responsibilities for Foreign Trade Transactions	36,920
The credit risk of these instruments is similar as the credit risk associated with credit facilities provided to individuals and companies. To provide guarantees to our customers, we may require counter-guarantees, which are classified as follows:

December 31, 2023
(in millions of Pesos, as of September, 2024)
Other Preferred Guarantees Received	34,298
Other Guarantees Received	23,704
In addition, checks to be debited and credited, notes, invoices and miscellaneous items subject to collection are recorded in memorandum accounts until such instruments are approved or accepted.
The risk of loss in these offsetting transactions is not significant.

December 31, 2023
(in millions of Pesos, as of September, 2024)
Checks and Drafts to be Debited	158,059
Checks and Drafts to be Credited	149,684
Values for Collection	1,057,210
Grupo Galicia acts as trustee pursuant to trust agreements to secure obligations in connection with financing transaction undertaken by its customers. The amount of funds and securities held in trust as of December 31, 2023 is as follows:

December 31, 2023
(in millions of Pesos, as of September, 2024)
Trust Funds	37,060
Securities Held in Custody	34,652,716
These funds and securities are not included in Grupo Galicia’s consolidated financial statements as it does not have control over the same. For additional information regarding off-balance sheet financial instruments, see Note 48 to our audited consolidated financial statements.
A.13 Principal Trends
i) Related to Argentina
During this year, the focus will be on the correction of macroeconomic imbalances that the new Government will carry out. Javier Milei's administration started with an exchange rate correction in mid-December 2023, which allowed the

Exhibit 99.1
BCRA to purchase foreign currency and accumulate international reserves again. The initial jump in the exchange rate, added to the relative price correction initiated in December, resulted in an acceleration of inflation by the end of 2023 which is expected to last during the first months of 2024.
A competitive exchange rate, together with the recovery of the harvested volume during the 2023/24 season, are expected to generate more favorable conditions to accumulate reserves. The BCRA's ability to continue buying foreign currency will also be affected by the way in which the importers' debt with their foreign suppliers is solved. Once international reserves are replenished, the regulations that continue to restrict access to the foreign exchange and financial markets could be relaxed.

The country is in need to achieve fiscal balance with the purpose of eliminating financing from the BCRA to the Treasury. Such need makes it necessary for the Government to apply an upward adjustment in public services' rates, given that the virtual freezing of tariffs in recent years has led to a fall in the ratio coverage of utilities supply costs, adding pressure on Government spending on economic subsidies. However, the absorption of pesos by the BCRA, together with the fall in monetary balances in real terms, would help inflation rates moderate once the aforementioned rate corrections are implemented.

The sustainability of the implemented corrections is subject to the achievement of the fiscal balance goal. Whether said goal is achieved will depend on the approval of tax increases (increase in withholdings on exports), the reversal of the changes made to the Income Tax and the implementation of a moratorium, among other measurements that could be taken by the Government. These measurements, in turn, will be subject to the degree of governability of the new administration and its ability to reach consensus with the different actors in the political sphere.

Economic activity will be negatively affected by the corrections adopted during the first months of the year. However, the gain in competitiveness will likely help the dynamism of the tradable sectors. In addition, there is expected to be a recovery in the harvest after the sharp drop seen during the previous season which could cushion part of the negative performance expected for certain sectors, particularly those linked to mass consumption.
ii) Related to the Financial System

The Argentine financial system will continue to interact mainly with the private sector, with short-term financing and impositions, while maintaining high levels of liquidity. The profits of entities in the financial system are currently greatly influenced by the context of high inflation. In any case, banks are expected to continue recording positive real profits, allowing capitalization levels to be maintained above minimum requirements. The current levels of irregular coverage with accounting provisions constitute another of the strengths of the financial system. The low leverage compared regionally in companies and families demonstrates the potential of Argentine financial entities.

Within the above scheme, Grupo Financiero Galicia (through Banco Galicia) will further its objective of strengthening its leadership position in the market. The quality of its products and services provided to current and future customers will continue to be the central focus, in addition to continuing the process of improving operational efficiency as a key factor in generating value both for customers and shareholders.
iii) Related to Us

We believe that 2024 will be marked by uncertainty, as previously mentioned. In a context of weak economic recovery and clear pressure on prices, we expect the BCRA and the Government to gradually reduce the regulations on our operations. In that regard, they have already eliminated the minimum interest rate for term deposits. We also anticipate a reduced volume of subsidized credit lines for the SME sector, or the removal or adjustment of maximum interest rates for some loan lines, among others.

Exhibit 99.1
During the first quarter of the year, increased inflation significantly exceeded the efforts from the BCRA to achieve positive interest rates in real terms. Looking forward, we expect consecutive rate increases that should help reduce inflation levels towards the end of the year.

With the aforementioned macroeconomic framework, we foresee the following possible impacts on Banco Galicia’s operations:

Although the Company's financial income could continue to be adversely impacted by maximum lending interest rates, a demand driven by subsidized credit and a reduction in system volumes, we expect our financial income to improve as compared to the previous year due to an increase in real interest rates expected to happen within the year 2024.

It is expected that the deceleration of prices will reduce the risk of exposure to inflation by non-monetary assets, which would benefit the Bank's financial revenues.

On the other hand, the compression of interest rates is likely to reduce the financial intermediation margins, which could be partially offset by an increase in volumes in the latter part of the year. We anticipate that this increase in volumes will occur partly organically, through an increase in our market share of deposits and loans.

Despite regulations limiting prices' increase and restrictions to access the FX Market, fee income is expected to increase in 2024 due to to efficiencies generated in the lines of business.

Given the undergoing digital transformation, Banco Galicia is becoming more efficient and such efficiencies are translated into more stable administrative expenses compared to the previous year.

In sum, the Bank’s business is expected to improve during 2024 relative to the previous year provided that the depicted macroeconomic scenario holds; i.e., experience higher monetary policy rates in real terms, reduce macroeconomic imbalances and avoid a run against the peso. However, Banco Galicia’s current liquidity and solvency levels will allow it to cope with this situation.
With respect to Naranja X, as it is a credit-and-consumption-related business, it is certainly difficult for us to make any forecast for the coming months due to the current high level of economic volatility. Based on the 2024 Argentine budget this year is expected to be marked by the aftermath of the economic crisis in Argentina and the estimated impact will be reflected in a potential drop in the volume of operations or customer transactions. Therefore, revenue obtained from services will be affected. Loan and other receivables loss provisions will increase as a consequence of the general impact of the economic environment.
Within this context, the risks and opportunities faced by Naranja X are worth highlighting. Among the risks, the country's economic instability in recent years represents one of the greatest challenges. The years of activity contraction, exchange rate volatility, high inflation, changing regulations on the sector and the implementation of reforms with uncertain results are only some examples of the challenges faced by the financial sector in general, and by Naranja X in particular.
However, Naranja X is committed to becoming the most humane and popular technological and financial platform in Argentina, with a familiar approach to its client which will allow it to scale with simplicity and massiveness, new products and services, facilitating inclusion and financial education.
On the other hand, Sudamericana does not foresee significant consequences on their business during 2024, either in economic or financial terms.
During 2024, Galicia Retiro will continue to offer its Retiro Individual in pesos, although there is not expected to be a focus on increasing the placement of the same.

Exhibit 99.1
In addition, during 2024 Galicia Seguros expects to continue implementing its strategic plan from prior years, with the aim of sustaining the growth obtained in previous years. The company will continue to work to expand its business through Banco Galicia and Naranja X’s various customer channels, as well as through the continued development of its existing sales channels by offering new products, through the application of new means of contacts and sale, and through the potential offering of insurance underwriting in new property lines.
Likewise, it plans to continue to focus on the following objectives: (i) promoting the growth of its business and offering complementary products to the core business of Banco Galicia and its subsidiaries, adjusted to the needs of each one of the segments; (ii) expanding the sale of insurance for companies; (iii) improving management efficiency in order to support the growth of its business volume, and implementing updates to its administration system; (iv) consolidating its position in relation to personal insurance, taking advantage of synergies with the financial group and developing the open market and additional channels; (v) maintaining its efforts to contain the level of expenses and obtain the projected revenue levels; and (vi) promoting a very good internal climate and being elected as an excellent company to work for by its staff.
All these actions are intended to enhance sales and billing volumes in a context aimed at continuing to obtain adequate levels of profitability.
As for Galicia Asset Management, it is estimated that, in 2023, it will obtain a growth in the volume of assets under management and will maintain its leading position in the Argentine industry by leading the Argentine fund market. The current economic context suggests that investments will be concentrated primarily in money market or short-term bond funds, and to a lesser extent in the rest of the funds. In addition, this line of business plans to continue to deepen and expand the marketing of its products through the use of distribution and placement agents, a niche that is expected to continue to grow.
The organizational structure within the company is expected to remain stable during the year, and this company plans to continue to focus on the automation of its services and on the roll out of technological changes being implemented across the Grupo Galicia family that are aimed at improving efficiency and their customer’s digital experience.
The operational management of the Grupo Financiero Galicia’s subsidiaries is currently stable, hopefully enabling us to comply with the needs and demands of our customers and of the control and supervision bodies. The implementation of work from home policies for our employees and our technological infrastructure have become invaluable tools to remain operative.
During 2024, Grupo Financiero Galicia will continue with the objective of strengthening its leadership position in the market, paying attention to the profitability of the business, leveraged by expansion and attraction of new clients. Grupo Financiero Galicia believes that this strategy is only possible to the extent that a differentiating experience is provided to its customers, which is based on digital transformation and the simplicity of the proposal.

The search for simplicity in offering products and services to its customers, as well as safer and more efficient processes are objectives that allow Grupo Financiero Galicia to face significant growth and generate operational efficiency at the same time. Tailoring offers to clients and segment and focusing on improving its customers' experience are the keys for their continuing to choose Grupo Financiero Galicia. Focusing on these pillars the Company hopes to leverage new lines of business, such as NAVE, new companies, such as Inviu and Nera, or mergers, such as those of Naranja and Naranja Digital.

The business growth of all the companies that make up Grupo Financiero Galicia takes place within the framework of a sustainable management. To this end, we will continue to seek new opportunities aimed at the common good and care for the environment.

The Board of Directors is closely monitoring the context in which we operate and taking all the required measures within their reach to preserve human life and our operations.

Exhibit 99.1
The analysis of these trends should be read in conjunction with the discussion in Item 3. “Key Information”— D. “Risk Factors”, and with consideration that the Argentine economy has been historically volatile, which has negatively affected the volume and growth of the financial system.
B. Liquidity and Capital Resources
B.1 Liquidity - Holding Company on an Individual Basis
We generate our net earnings/losses from our operating subsidiaries, specifically Banco Galicia, our main operating subsidiary.
During fiscal years 2021 and 2022, Grupo Financiero Galicia received dividends from its subsidiaries in the amount of Ps.3,284 million (equivalent to Ps.50,389 million as of September 30, 2024), and Ps.25,476 million (equivalent to Ps.221,842 as of September 30, 2024), respectively.

During fiscal year 2023, Grupo Financiero Galicia received cash dividends from its subsidiaries for Ps 93,595 million (equivalent to Ps.373,788 million as of September 30, 2024).

During February 2024, we received a dividend of Ps.19,370 million from Galicia Asset Management. Similarly, during March 2024, we received cash dividends of Ps.306 million from Galicia Warrants. During April 2024, we received US$10 million from Galicia Securities, Ps.6,200 million from Sudamericana Seguros Galicia, and it was schedule to received from Tarjetas Regionales Ps.30,000 million.

According to Grupo Financiero Galicia’s policy for the distribution of dividends and due to Grupo Financiero Galicia’s financial condition for the fiscal year ended December 31, 2023 and the fact that most of the profits for fiscal years 2021 and 2022 also corresponded to income from holdings (with just a fraction corresponding to the realized and liquid profits meeting the requirements to be distributed as per Section 68 of the Corporations Law) a proposal was made by the Board of Directors, to be treated at the next Shareholders’ Meeting to be held on April 30, 2024. The proposals made are i) to distribute a cash dividend or in kind for an amount, that inflation adjusted, pursuant to Resolution 777/2018 of the Argentine Securities Exchange Commission, results in Ps. 65,000,000,000 (which represents 4,407.6998%) being distributed regarding 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1 each and ii) considering the company´s intention to distribute an additional cash dividend beyond the one proposed, and contingent upon the certainty of receiving dividends from our subsidiaries, as well as the company´s economic-financial situation, it is proposed to delegate to the Board of Directors the authority to disaffect Discretionary Reserves for an amount of Ps. 255,000,000,000, expressed in homogeneous currency at the time of the effective payment in accordance with the BCRA´s regulations. This amount is subject to liquidity conditions, dividends received from our subsidiaries, and the financial situation to determine the payment of a cash dividend or a kind, in this case valued at market price, or in any combination of both options, in one or more opportunities.

For Fiscal year 2022, the shareholders’ meeting held on April 25, 2023, approved the distribution of cash dividends for a total amount of Ps.85,000 million, that was effectively paid as follows: (i) in May 2023, Ps.35,000 million (equivalent to Ps.154,488 million as of September 30, 2024) which represented a dividend of 2,373.3768% with respect to 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1, (ii) in June 2023, Ps.12,500 million (equivalent to Ps.52,074 million as of September 30, 2024) which represented a dividend of 847.6345% with respect to 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1, (iii) in July 2023, Ps.12,500 million (equivalent to Ps.48,968 million as of September 30, 2024) which represented a dividend of 847.6345% with respect to 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1, (iv) in August 2023, Ps.12,500 million (equivalent to Ps.43,550 million as of September 30, 2024) which represented a dividend of 847.6345% with respect to 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1 and (v) in September, Ps.12,500 million (equivalent to Ps.38,625 million as of September 30, 2024) which represented a dividend of 847.6345% with respect to 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1.

Exhibit 99.1
For Fiscal year 2021, the shareholders’ meeting held on April 26, 2022, approved the distribution of cash dividends for a total amount of Ps.19,000 million, that was effectively paid as follows: in May 2022, Ps.11,000 million (equivalent to Ps.115,881 million as of September 30, 2024) which represented a dividend of 745.9184% with respect to 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1, in September 2022, Ps.4.000 million (equivalent to Ps.42,140 million as of September 30, 2024) which represented a dividend of 271.2430% with respect to 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1, and in January 2023, Ps.4.000 million, (equivalent to Ps.23,682 million as of September 30, 2024) which represented a dividend of 271.2430% with respect to 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1.

For fiscal year 2021, and 2022, pursuant to what is set by paragraph added below Article 25 of Law 23,966, that was incorporated by Law 25.585 (and its subsequent amendments), when corresponding, Grupo Financiero Galicia withheld the amounts paid for said each fiscal year in its capacity as substitute taxpayer of the shareholders’ subject to the tax on personal assets. Similarly, for fiscal year 2023, Grupo Financiero Galicia will withhold, when corresponding, an amount for said tax on personal assets and for the income tax in accordance with Article 97 of Law 20,683 on dividends to be distributed. See Item 8. “Financial Information”—"Dividend Policy and Dividends.”

During fiscal year 2021, Grupo Financiero Galicia made capital contributions for a total amount of Ps.977 million (equivalent to Ps.13,609 million as of September 31, 2024), to IGAM LLC.

During fiscal year 2022, Grupo Financiero Galicia made capital contributions for a total amount of Ps.2,449 million (equivalent to Ps.23,502 million as of September 31, 2024) to IGAM LLC and Ps.277 million (equivalent to Ps.2,040 million as of September 31, 2024) to Agri Tech Investments LLC.

For fiscal year 2023, Grupo Financiero Galicia made capital contributions for Ps.605 million (equivalent to Ps.2,108 million as of September 31, 2024) and US$10 million to Sudamericana Seguros Galicia, Ps.975.2 million to Agri Tech Investments (equivalent to Ps.4,104 million as of September 31, 2024) and US$0.017 million, US$5 million to IGAM LLC, US$0.034 million to Galicia Holdings US INC, US$1 million to Galicia Ventures LP and US$0.02 million to Galicia Investments LLC.

Additionally, Grupo Financiero Galicia made capital contribution during March, 2024 for Ps.490 million and US$0.035 million in favor of Agri Tech Investments. Likewise, a capital contribution was made during March, 2024 in favor of IGAM LLC for US$5 million, US$1,3 million for Galicia Holdings US during January 2024 and US$0.75 million, in favor of Galicia Ventures LP that were made during January and February 2024.

As of December 31, 2023, Grupo Financiero Galicia, on an individual basis, had cash and due from banks in an amount of Ps.4.1 million (equivalent to Ps.8 million as of September 30, 2024), short-term investments made up of special checking account deposits, mutual funds, and government securities in an amount of Ps.11,795 million (equivalent to Ps.23,776 million as of September 30, 2024) and foreign currency in an amount of US$12.3 million.

As of December 31, 2022, Grupo Financiero Galicia, on an individual basis, had cash and due from banks in an amount of Ps.2 million (equivalent to Ps.4 million as of September 30, 2024), short-term investments made up of special checking account deposits, mutual funds, and government securities in an amount of Ps.9,258 (equivalent to Ps.58,128 million as of September 31, 2024) million and foreign currency in an amount of US$12.3 million.

As of December 31, 2021, Grupo Financiero Galicia, on an individual basis, had cash and due from banks in an amount of Ps.0.9 million (equivalent to Ps.2 million as of September 30, 2024), short-term investments made up of special checking account deposits, mutual funds, and government securities in an amount of Ps.559 million (equivalent to Ps.6,836 million as of September 31, 2024) and foreign currency in an amount of US$8.3 million.
For a description of the notes issued by Grupo Financiero Galicia, see —Item 5.A. “Operating Results” —” Debt Programs”.

Exhibit 99.1
Each of our subsidiaries is responsible for their own liquidity management. For a discussion of Banco Galicia’s liquidity management, see “Banco Galicia’s Liquidity Management-Banco Galicia Liquidity Management”.
B.2 Consolidated Cash Flows
Our consolidated statements of cash flows were prepared in accordance with IAS 7 (Statements of Cash Flows). See our consolidated cash flow statements as of and for the fiscal years ended December 31, 2023, December 31, 2022 and December 31, 2021 included in this annual report.
As of December 31, 2023, on a consolidated basis, we had Ps.6,586,334 million in available cash (defined as total cash and cash equivalents), representing a Ps.1,742,104 million decrease as compared to the Ps.8,328,438 million in available cash as of December 31, 2022.
As of December 31, 2022, on a consolidated basis, we had Ps.8,328,438 million in available cash (defined as total cash and cash equivalents), representing a Ps.478,603 million increase as compared to the Ps.7,849,835 million in available cash as of December 31, 2021.
Cash equivalents are comprised of the following: BCRA debt instruments having a remaining maturity that does not exceed 90 days, securities in connection with reverse repurchase agreement transactions with the BCRA, local interbank loans and overnight placements in correspondent banks abroad. Cash equivalents also comprise, in the case of Naranja X, time deposit certificates and mutual fund shares.
The table below summarizes the information from our consolidated statements of cash flows for the fiscal years ended December 31, 2023, 2022 and 2021.

	December 31,
	2023	2022	2021
	(in millions of Pesos as of September, 2024)
Net Cash generated by Operating Activities	3,360,961	3,616,940	3,458,178
Net Cash used in Investment Activities	(165,011)	(117,385)	(102,931)
Net Cash generated by / (used in) Financing Activities	(463,161)	169,247	103,064
Exchange income on Cash and Cash Equivalents	2,084,413	1,128,632	542,884
Net increase in cash and cash equivalents	4,817,202	4,797,434	4,001,195
Monetary loss related to cash and cash equivalents	(6,559,307)	(4,318,830)	(3,143,246)
Cash and cash equivalents at the beginning of the year	8,328,438	7,849,835	6,991,885
Cash and cash equivalents at end of the year	6,586,334	8,328,438	7,849,835
Our operating activities include the operating results, the origination of loans and other financing transactions with the private sector, as well as raising customer deposits and entering into sales of government securities under repurchase agreement transactions. Our investing activities primarily consist of the acquisition of equity investments and purchasing of bank premises and equipment. Our financing activities include issuing bonds in the local and foreign capital markets and borrowing from foreign and local banks and international credit agencies.
Management believes that cash flows from operations and available cash and cash equivalent balances, will be sufficient to fund our financial commitments and capital expenditures for fiscal year 2023.
i) Cash Flows from Operating Activities

Exhibit 99.1

	December 31,
	2023	2022	2021
	(in millions of Pesos as of September, 2024)
Cash Flows from Operating Activities
Income before Taxes from Continuing Operations	1,094,605	411,425	580,843
Adjustment to Obtain the Operating Activities Flows:
Loan and other Receivables Loss Provisions	384,380	329,170	268,407
Depreciation Expenses	169,890	174,996	177,274
Loss on Net Monetary Position	3,061,020	1,716,090	972,143
Other Operations	1,420,212	1,129,432	1,487,442
Net (Increases)/Decreases from Operating Assets:
Debt securities measured at fair value through profit or loss	(700,898)	212,174	(164,739)
Derivative Financial Instruments	(50,249)	(5,641)	24,711
Repurchase Transactions	30,603	1,620	(1,556)
Other Financial Assets	24,676	(51,865)	(96,130)
Net Loans and Other Financing
- Non-financial Public Sector	6,249	(8,074)	—
- Other Financial Institutions	(112,975)	111,476	114,499
- Non-financial Private Sector and Residents Abroad	1,178,654	878,353	214,625
Other Debt Securities	(1,581,363)	(1,147,970)	(727,979)
Financial Assets Pledged as Collateral	84,870	(523,949)	(85,391)
Investments in Equity Instruments	(7,418)	1,253	77,403
Other Non-financial Assets	(68,955)	(21,830)	9,208
Non-current Assets Held for Sale	(143)	—	533
Net Increases/(Decreases) from Operating Liabilities:
Deposits
- Non-financial Public Sector	(128,448)	(55,191)	(80,494)
- Financial Sector	1,196	2,099	5,232
- Non-financial Private Sector and Residents Abroad	(1,812,969)	832,135	259,554
Liabilities at fair value through profit or loss	99,261	(434)	925
Derivative Financial Instruments	14,036	1,927	7,647
Other Financial Liabilities	389,958	(211,472)	606,762
Provisions	(23,277)	10,797	(16,121)
Other Non-financial Liabilities	152,413	21,210	2,743
Income Tax Collections/Payments	(264,366)	(190,791)	(179,365)
Net Cash generated by Operating Activities	3,360,961	3,616,940	3,458,178
In fiscal year 2023, net cash generated by operating activities taking into account the impact of inflation amounted to Ps.3,360,961 million, mainly due to a Ps.1,178,654 million net increase in cash generated from net loans and other financing to the non-financial private sector and to residents abroad and Ps.1,812,969 million net increase in cash generated from deposits from the non-financial private sector and from residents abroad. Such amounts were partially offset by net cash used of Ps.1,581,363 million related to a net increase in other debt securities.
In fiscal year 2022, net cash generated by operating activities taking into account the impact of inflation amounted to Ps.3,616,940 million, mainly due to a Ps.878,353 million net decrease in cash generated from net loans and other financing to the non-financial private sector and to residents abroad and Ps.832,135 million net increase in cash generated from deposits from the non-financial private sector and from residents abroad. Such amounts were partially offset by net cash used of Ps.1,147,970 million related to a net increase in other debt securities.

Exhibit 99.1
In fiscal year 2021, net cash generated by operating activities taking into account the impact of inflation amounted to Ps.3,458,178 million, mainly due to a Ps.606,762 million net increase in cash generated from other financial liabilities and a Ps.259,554 million net increase in net cash generated from deposits from the non-financial private sector and from residents abroad. Such amounts were partially offset by net cash used of Ps.727,979 million related to an increase in other debt securities.
ii) Cash Flows from Investing Activities

	December 31,
	2023	2022	2021
	(in millions of Pesos as of September, 2024)
Cash Flows from Investment Operations
Payments:
Purchase of PP&E and Intangible Assets	(149,207)	(116,321)	(121,585)
Capital Contributions and purchase of shares in Investments in Subsidiaries, Associates, and Joint Ventures	(5,081)	(4,880)	(2,557)
Payments for business combinations	(22,476)	—	—
Collections:
Sale of PP&E, Intangible Assets and Other Assets	9,707	3,816	7,951
Dividends earned	2,046	—	12,709
Discontinued Operations/Sale of Equity Investments in Associates and Joint Ventures	—	—	552
Net Cash used in by Investment Activities	(165,011)	(117,385)	(102,931)
In fiscal year 2023, net cash used in investing activities amounted to Ps.165,011 million and was mainly attributable to the acquisition of property, plant and equipment, intangible assets and other assets for Ps.149,207 million. Such amount was partially offset by funds received from the sale of property, plants and equipment, intangible assets and other assets for Ps.9,707 million.
In fiscal year 2022, net cash used in investing activities amounted to Ps.117,385 million and was mainly attributable to the acquisition of property, plant and equipment, intangible assets and other assets for Ps.116,321 million. Such amount was partially offset by funds received from the sale of property, plants and equipment, intangible assets and other assets for Ps.3,816 million.
In fiscal year 2021, net cash used in investing activities amounted to Ps.102,931 million and was mainly attributable to the acquisition of property, plant and equipment, intangible assets and other assets for Ps.121,585 million. Such amount was partially offset by dividends received from investments in equity instruments for Ps.12,709 million and by funds received from the sale of property, plants and equipment, intangible assets and other assets for Ps.7,951 million.

iii) Cash Flows from Financing Activities

Exhibit 99.1

	December 31,
	2023	2022	2021
	(in millions of Pesos as of September, 2024)
Cash Flows from Financing Activities
Payments:
Unsubordinated Debt Securities	(316,862)	(251,974)	(208,572)
Loans from Local Financial Institutions	(676,763)	(322,824)	(217,015)
Dividends	(361,386)	(133,475)	(23,550)
Leases payment	(12,847)	(16,794)	(21,229)
Collections:
Unsubordinated Debt Securities	151,228	423,263	292,033
Loans from Local Financial Institutions	753,469	471,050	281,397
Net Cash generated / (used in) by Financing Activities	(463,161)	169,247	103,064
In fiscal year 2023, net cash generated in financing activities amounted to Ps.463,161 million due to: (i) Ps.753,469 million of loans received from local financial institutions and (ii) Ps.151,228 million received from the issuance of unsubordinated debt securities. Such amount was partially offset by: (i) payments on outstanding loans from local financial institutions for Ps 676,763 million and (ii) payments on outstanding unsubordinated debt securities for Ps.316,862 million during 2023.

In fiscal year 2022, net cash generated in financing activities amounted to Ps.169,247 million due to: (i) Ps.423,263 million of loans received from local financial institutions and (ii) Ps.471,050 million received from the issuance of unsubordinated debt securities. Such amount was partially offset by: (i) payments on outstanding loans from local financial institutions for Ps.322,824 million and (ii) payments on outstanding unsubordinated debt securities for Ps.251,974 million during 2022.

In fiscal year 2021, net cash used in financing activities amounted to Ps.103,064 million due to: (i) Ps.281,397 million of loans received from local financial institutions and (ii) Ps.292,033 million received from the issuance of unsubordinated debt securities. Such amount was partially offset by: (i) payments on outstanding loans from local financial institutions for Ps.217,015 million and (ii) payments on outstanding unsubordinated debt securities for Ps.208,572 million during 2021.
iv) Effect of Exchange Rate on Cash and Cash Equivalents
In fiscal year 2023, the effect of the exchange rate on consolidated cash flow amounted to Ps.2,084,413 million, an increase of Ps.955,781 million as compared to fiscal year 2022. The exchange rate as of December 31, 2023 was Ps.808.48 per US$1.
In fiscal year 2022, the effect of the exchange rate on consolidated cash flow amounted to Ps.1,128,632 million, an increase of Ps.585,748 million as compared to fiscal year 2021. The exchange rate as of December 31, 2022 was Ps.177.13 per US$1.
In fiscal year 2021, the effect of the exchange rate on consolidated cash flow amounted to Ps.542,884 million, a decrease of Ps.62,611 million as compared to fiscal year 2020. The exchange rate as of December 31, 2021 was Ps.102.75 per US$1.
For a description of the types of financial interests we use and the maturity profile of our debt, currency and interest rate structure, see Item 5. “Operating and Financial Review and Prospects”— A.“Operating Results”.
B.3 Liquidity Management
i) Liquidity Gaps

Exhibit 99.1
Liquidity risk is the risk that Grupo Financiero Galicia does not have a sufficient level of liquid assets to meet its contractual commitments and the operational needs of the business without affecting market prices. The goal of liquidity management is to maintain an adequate level of liquid assets that allows it to meet financial commitments at contractual maturity, take advantage of potential investment opportunities and meet demand for credit. To monitor and control liquidity risk, Grupo Financiero Galicia monitors and systematically calculates gaps in liquidity through the application of an internal model that is subject to periodic review.
Grupo Financiero Galicia’s liquidity policy covers three areas of liquidity risk:
•Stock Liquidity: The excess amount of cash and liquid assets above the legal minimum cash requirements, taking into account the characteristics and performance of Banco Galicia’s different liabilities, as well as the nature of the assets that provide such liquidity.
•Cash Flow Liquidity: Gaps between the contractual maturities of consolidated financial assets and liabilities.
•Concentration of Deposits: The concentration of deposits is regulated in terms of the top leading customers and the following 50 customers. A maximum limit with respect to the share in deposits is determined on an individual basis for such customers.

Exhibit 99.1
As of December 31, 2023, the consolidated gaps between maturities of Grupo Financiero Galicia's financial assets and liabilities based on contractual remaining maturity were as follows:

	December 31, 2023
	Less than one Year	1 –5 Years	5 – 10 Years	Over 10 Years	Total
	(in millions of Pesos as of September, 2024, except ratios)
Assets
Cash and Due from Banks	2,384,334	—	—	—	2,384,334
Argentine Central Bank – Escrow Accounts	2,163,008	—	—	—	2,163,008
Overnight Placements in Banks Abroad	33,497	—	—	—	33,497
Loans – Public Sector(*)	28,451	6,592	—	—	35,043
Loans – Private Sector(*)	5,106,721	369,046	90,286	122,158	5,688,211
Government Securities	5,133,678	119,277	—	—	5,252,955
Notes and Securities	60,813	16,441	—	—	77,254
Financial Trusts	—	—	—	—	—
Receivables from Financial Leases	611	335	—	—	945
Other Financing (1)	44,652	92,671	—	—	137,323
Government Securities Forward Purchase	2,333,965	—	—	—	2,333,965
Total Assets	17,289,728	604,362	90,286	122,158	18,106,534
Liabilities
Deposits in Savings Accounts(*)	5,902,608	—	—	—	5,902,608
Demand Deposits	2,886,200	—	—	—	2,886,200
Time Deposits(*)	2,430,123	12	—	—	2,430,135
Notes	124,478	404,254	—	—	528,733
Banks and International Entities	88,891	10,418	—	—	99,309
Local Financial Institutions	188,325	11,893	—	—	200,218
Other Financing (1)	2,712,824	37,946	3,874	1,719	2,756,363
Total Liabilities	14,333,449	464,523	3,874	1,719	14,803,566
Asset / Liability Gap	2,956,279	139,839	86,412	120,439	3,302,968
Cumulative Gap	2,956,279	3,096,118	3,182,530	3,302,968
Ratio of Cumulative Gap to Cumulative Liabilities	20.6%	20.9%	21.5%	22.3%
Ratio of Cumulative Gap to Total Liabilities	20.0%	20.9%	21.5%	22.3%
____________________
(*) Principal plus UVA adjustment. Does not include interest.
(1)Includes, mainly, debt with retailers due to credit card operations, liabilities in connection with repurchase transactions, debt with domestic credit agencies and collections for third parties.
The table above is prepared taking into account contractual maturity. Therefore, all financial assets and liabilities with no maturity date are included in the “Less than One Year” category.
Banco Galicia must comply with a maximum limit set by its board of directors for liquidity mismatches. This limit has been established at -25% (minus 25%) for the ratio of cumulative gap to total liabilities within the first year. Banco Galicia complies with the established policy, since such gap was of 9.0% as of December 2023.
ii) Banco Galicia Liquidity Management

Exhibit 99.1
The following is a discussion of Banco Galicia’s liquidity management.
Banco Galicia’s policy is to maintain a level of liquid assets that allows it to meet financial commitments at contractual maturity, take advantage of potential investment opportunities, and meet customer’s credit demand. To set the appropriate level, forecasts are made based on historical experience and on an analysis of possible scenarios. This enables management to project funding needs and alternative funding sources, as well as excess liquidity and placement strategies for such funds. As of December 31, 2023, Banco Galicia’s liquidity structure was as follows:

December 31, 2023
(in millions of Pesos, as of September, 2024)
Legal Requirement	1,108,725
Management Liquidity	1,363,782
Total Liquidity	2,472,507
Legal requirements correspond to the minimum cash requirements for Peso- and foreign currency-denominated assets and liabilities as per the rules and regulations of the BCRA.
The assets that can be taken into account for compliance with this requirement are the balances of the Peso- and foreign currency-denominated deposit accounts at the BCRA, the liquidity bills and Bote 2027, and the escrow accounts held at the BCRA in favor of clearing houses.
Management liquidity, defined as a percentage over deposits and other liabilities, is made up of the following items: balances of checking accounts held by the BCRA exceeding minimum cash requirements, Letes, Leliq and placements held by the BCRA, overnight placements in banks abroad, net short-term interbank loans (call loans), technical cash and placements at the BCRA in excess of the amounts necessary to cover minimum cash requirements.
B.4 Capital
Our capital management policy is designed to ensure prudent levels of capital. The following table analyzes our capital resources as of the dates indicated.

	As of December 31,
	2023	2022	2021
	(in millions of Pesos as of September, 2024, except ratios, multiples and percentages)
Shareholders’ Equity attributable to GFG	4,066,201	3,821,736	3,723,024
Shareholders’ Equity attributable to GFG as a Percentage of Total Assets	19.74	18.08	18.14
Total Liabilities as a Multiple of Shareholders’ Equity attributable to GFG	4.06	4.53	4.51
Tangible Shareholders’ Equity (1) as a Percentage of Total Assets	18.53	16.93	16.88
____________________
1)Tangible shareholders’ equity represents shareholders’ equity minus intangible assets.
For information on our capital adequacy and that of our operating subsidiaries, see Item 4. “Information on the Company”—B.“Business Overview”—“Selected Statistical Information”—“Regulatory Capital”.
B.5 Capital Expenditures
In the ordinary course of business, our capital expenditures are mainly related to fixed assets, construction and organizational and IT system development. Generally, our capital expenditures are not significant when compared to our total assets.

Exhibit 99.1
For a more detailed description of our capital expenditures in 2023 and our capital commitments for 2024, see Item 4. “Information on the Company”— A. “History and Development of the Company”—“Capital Investments and Divestitures”. For a description of financing of our capital expenditures, see —“Consolidated Cash Flows”.
C. Research and Development, Patents and Licenses
Not applicable.
D. Trend Information
See Item 5. “Operating and Financial Review and Prospects”-A.“Operating Results” – “Principal Trends”.
E. Off-Balance Sheet Arrangements
See Item 5. “Operating and Financial Review and Prospects”—A. “Operating Results”—“Off-Balance Sheet Arrangements” and “Contractual Obligations”.
F. Contractual Obligations
See Item 5. “Operating and Financial Review and Prospects”—A. “Operating Results”—“Contractual Obligations”.
G. Safe Harbor
These matters are discussed under “Forward-Looking Statements.”